SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Financial statements at December 31, 2010

and Report of Independent Auditors

TAM S.A. Comments on performance

Dear Shareholders

The Management of TAM S.A. submits for your appreciation the Management Report and the Financial Statements of the Company and its subsidiaries, with the independent auditors’ report, for the year ended December 31, 2010 compared with 2009, which have been adjusted due to the change in the accounting practice related to revaluation of assets.

Message from the CEO

The year of 2010 will be remembered by the great achievements of our company and also by the challenges we have faced and overcome. Each one of our 28 thousand employees has worked to build the foundations for a new period of growth. We have announced our intent to join forces with LAN, we have become a member of the Star Alliance, the biggest airline companies’ alliance in the world, we have opened the capital of the Multiplus S.A and effected the purchase of Pantanal Linhas Aéreas, just to mention some facts. We have extended even more our national and international presence. New markets have been conquered and we have improved our performance.

In a year marked by historical facts, in August, we have announced, together with LAN, the intention to combine the two holdings into one single controlling entity. LATAM Airlines Group is born already as one of the leaders in the global aviation and it may compete under equal conditions with the best international companies. Together, TAM and LAN account for more than 40 thousand employees, 280 aircraft and 115 destinations in 23 countries, besides offering cargo services for the entire Latin America and also at the world level. By the union with LAN, we will multiply our growth expectations, our possibilities of profit with larger business scale level and form a more diversified activities group. TAM and LAN will continue to operate under the already existing brands and under their own operation certificates. The union shall generate yearly synergies of nearly 400 million dollars.

In January, 2011, the binding agreements for the union were signed, approved by the respective Board of Directors of both companies. Now, the transaction is subjected to the approval of the regulatory agencies in Brazil, Chile and other countries where LAN has subsidiaries, and also by all shareholders trough shareholders meeting.

As regional leaders, TAM and LAN make a natural move pursuant to the global consolidation trend observed in the airline sector. We believe this to be the best path to assure the companies’ growth, in a scenario of increasing competition.

On May 13, 2010, we celebrated our entrance into the Star Alliance, the biggest airline alliance in the world. Today, the alliance gathers 27 of the largest airline companies in the world which, together, operate more than 21 thousand daily flights.  We now share products and services in more than 1,100 destinations from the 181 countries wherein the organization operates. The list includes luggage dispatch up to the final destination, more agile connections and the comfort of more than 970 VIP lounges. Another benefit for our customers is the integration of TAM Fidelidade to the frequent flyer programs of all the alliance member companies.

The positive international scenario, added by our strategy of investing in the segment, resulted into an excellent period for our international activities. In 2010, the demand of Brazilians’ travels abroad increased, leveraged by the appreciation of the Real against the Dollar and the Euro. In the opposite direction, the foreigners’ seek for destinations in Brazil has also been kept strong, leveraged by recovery of the world economy. We have launched five international routes: Frankfurt and London, departing from Rio de Janeiro; Miami, departing from Brasília and Belo Horizonte; and São Paulo-Bogota, a city where we still didn’t have direct flights.

TAM S.A. Comments on performance

We have registered, throughout the year, successive historical records in our international load factors, compared to the corresponding periods of the previous year. In 2010, we have reached the record of 79.6% in occupancy rate in the international flights. The average domestic load factor was 67.6% last year, according to the data disclosed by the Brazilian National Civil Aviation Agency (ANAC).

As part of our international expansion process, we have celebrated new codeshare agreements with Continental Airlines (in June), ANA (in October) and US Airways (in November), and enlarged the already existing partnerships with Lufthansa and Swiss. In May, we also began 16 new FFP (Frequent Flyer Program) agreements, further to the 11 that were already in operation, thus increasing even more the benefits offered to the TAM Fidelidade program clients. In the domestic market, we have expanded our codeshare agreement with the regional company TRIP (in January), starting to offer three new national destinations to our customers.

Our market share in 2010 was 42.8% in the domestic market and 87.6% in the international market operated by Brazilian airline companies. We transported 34.5 million passengers in the period. We ended the year with 151 aircraft, a record in Brazilian aviation, since no other airline in the country reached this size of our partnership with Casas Bahia has an important role), and payment channels (today we are the airline that offers more choices of payment). We offer quality services at competitive prices and we want to show that TAM is for everyone. This principle is fully aligned with our Mission: “To be the favorite airline company, with joy, creativity, respect and responsibility”. With the new project, the campaign’s new signature was also launched “You will go. And will go with TAM".

We have experienced major organizational changes last year, following our commitment to improve corporate governance and create a large multibusiness corporation focused on air operations. In March, my appointment for CEO of TAM S.A. holding was announced, with responsibility for the development of the group’s ancillary businesses and its institutional relationship. Líbano Miranda Barroso kept the title of CEO of TAM Linhas Aéreas, in charge of airline operations, which include TAM Linhas Aéreas, TAM Airlines (established in Assunção, Paraguay), Pantanal Linhas Aéreas and TAM Viagens; and continued to hold the title of Investors Relations Directors of TAM S.A. In May, Eduardo Gouveia took over as president of Multiplus S.A.

One of our year highlights also came from TAM Viagens, which made a decisive step towards its growth, starting to implement a new business model, based on the franchise system. The project arose from the need to promote sustainable growth of the retail shops chain, increase the sales and optimize costs, besides standardizing the high level of services. We expect to reach 200 retail shops until the end of 2011 and increase our revenue considerably. In other action in tune with the increasing consumption power of emerging classes, we have signed an agreement with Caixa Economica Federal to finance tourist packages to customers whether or not account holders, directly in TAM Viagens stores in up to 24 installments.

Created in June, 2009, as a business unit, Multiplus became an independent company in October of that year and, in February, 2010 opened its capital in the BM&FBOVESPA, the São Paulo Stock Exchange. Since the IPO, the Multiplus’ stocks basically duplicated their value. Today, the company gathers approximately 150 partners of which 14 are coalition partners and the others are accrual partners, benefiting more than 8 million customers. In 2010, seven companies were included into the coalition’s partners group. In August, Multiplus implemented its new technologic platform, Siebel Loyalty, through which it now manages its operations and also the loyalty programs of partner companies interested in outsourcing the operation of their frequent customers relationship programs, similar to what happened to TAM Fidelidade. Multiplus ended 2010 with R$ 1.1 billion revenue and R$ 118.4 million profit.

In 2010, we continued to explore the potential growth of Pantanal Linhas Aéreas, which acquisition by TAM S.A. was approved in March by ANAC (Brazilian National Civil Aviation Agency). We reformulated and enlarged the company’s airline network, increasing from seven to twenty the cities served by the end of the year. In August, Pantanal’s brand was renewed and launched an exclusive modern identity seeking connection with TAM group. In December, the Pantanal’s flights started to be eligible to accrue Multiplus points in TAM Fidelidade program.

TAM S.A. Comments on performance

In 2010, TAM’s Technological Center, our MRO (Maintenance, Repair and Overhaul) unit, conquered new certificates from the aeronautic authorities from Canada (in August), Argentina, Ecuador and the Netherlands Antilles (all in March) to perform maintenance services in aircraft enrolled in those countries and their components. In July, we have been certified by the Brazilian National Civil Aviation Agency (ANAC) to perform heavy maintenance services in ATR-42 aircraft, which enabled us to fully assume the Pantanal’s aircraft maintenance. Furthermore, our certification was renewed by the aeronautical authority of the United States, the Federal Aviation Administration (FAA), to perform maintenance of aircraft enrolled in that country, which enlarges the range of services offered by the MRO.

As a reflection of our maintenance center’s specialization, last year, the MRO registered 7% increase in aircraft service, reaching 131 checks, which demanded 436,016 hours of work, 16% more than 2009. In December, our Technologic Center performed, for the first time, simultaneous maintenance in five aircraft from clients: the Presidential Aircraft, Airbus ACJ (Airbus Corporate Jetliner); two Fokker 100 (one from Avianca and another one from the Dutch Antilles Express (DAE) from the Netherlands Antilles); one ATR 42 from TRIP Linhas Aéreas; and one A319 from LAN. This is another evidence that our premises are fully qualified to perform maintenance services both to our company and to other companies.

We have also experienced an exceptional year for TAM Cargo, our cargo unit, with 18.8% increase in revenue, compared to the 2009 result. Also, in the same period, we have recorded 28% growth in the total weight of the cargo transported in the domestic and international markets. Beside that, we have enlarged our infrastructure even more, starting to operate the domestic cargo terminal in Petrolina (PE), in November. With that, we have started to offer another option to send and receive cargo in Pernambuco and in the Northeast, a strategic region for our business. Another highlight was the introduction of the Big Box, an innovative packaging specially developed for transportation of parcels. The product enlarges our operational excellence level in airline cargo, improves ergonomics of operation, providing benefits for the employees and contributing to control costs.

TAM Airlines, our Paraguay-based subsidiary, reached, last year, the record of sales and passengers traffic in that country, with 63% of the market share and a major growth in the load factor, reaching 73%, against the 65% recorded in the previous year. That result was favored by the introduction of products and services, like the charters to Florianópolis during the 2010/2011 summer season; the launching of daily frequency between Assunção and the Jorge Newberry Airport (Aeroparque) in Buenos Aires, with continuity to Rio de Janeiro; and another frequency to São Paulo via Ezeiza. Other highlights of the company were its entrance in the Star Alliance, together with TAM Linhas Aéreas, and the sponsoring of the Bicentennial of Paraguay’s Independence.

The year of 2010 was also marked by natural events that affected our operations, like the earthquake in Chile (in February), the volcano eruption in Iceland (in April) and the snowstorms in the United States (in December). Faced with such contingencies, we were dedicated to offer the best assistance to our customers. Those efforts – mainly from the Operations teams, the airport teams and the crew, to whom I present my appreciation – were rewarded by numberless manifestation of acknowledgment from our passengers, evidencing the power of our “Spirit of Serving”, mainly at the difficult moments.

Our commitment with the excellence was recognized in some of the prizes we have gladly received. We have lead the Transportation ranking on the 37th edition of the Best and Largest of Exame magazine. We were also the airline company most recalled by the Brazilians in the Folha Top of Mind and the most admired airline company in the survey of Carta Capital magazine. In addition, we have been elected the best Brazilian airline company by the readers of the Viagem e Turismo magazine, from Editora Abril and chosen as the preferred brand of the Rio de Janeiro dwellers in the “Airline Companies” category, on a survey requested by O Globo newspaper. Finally, according to the Interbrand 2010 Ranking, we are ranked in the 17th position among the 25 most valuable brands in the country, the highest rank in the airline transportation sector.

TAM S.A. Comments on performance

Internationally, we have been acknowledged as the best Executive Class in South America by the Business Traveler magazine; best airline company between the United Kingdom and South America in the Travel Agents Choice Awards; and best onboard magazine of the world (TAM Nas Nuvens) in the Passenger Choice Awards. For the second consecutive time, we have been granted, by the Airfinance Journal the Latin America Deal of the Year 2009 award for our operation of issuing US$ 300 million in bonuses, announced in October, 2009. Also, for the second year in a row, we have been recognized as the best company in Latin America in administration of aviation fuel in the 14th edition of the Armbrust Awards, from the Armbrust Aviation Group. We have also been awarded, for the third year in a row, the Aircraft Leasing Deal of The Year, promoted by the Jane´s Transport magazine, for being the Latin American airline company with the most favorable economic conditions to finance three A319 aircraft, contracted last year with Airbus by an operational leasing. The transaction was also recognized as the most innovative of the year by the same publication.

The innovation was also one of the hallmarks of our performance in 2010. In November, we made the first experimental flight in Latin America using aviation biofuel produced from Jatropha oil, made out of Brazilian raw material. Our trial flight, made with an A320 aircraft, has flown the Brazilian air space for 45 minutes and we had a great performance, also reducing fuel consumption. We study, in the long term, gradual replacement of kerosene from petroleum currently used for the new bio-kerosene. That will allow us to have a positive impact on carbon emissions reduction.

In October, we took another pioneer step for the Brazilian commercial aviation: we started to offer, in partnership with On Air, a system that allows passengers to use their mobile phones during the flight for voice and data transmission (internet and text messages). We are the first company in the Americas to offer the service, initially available in some routes. This year, we will enlarge the offer, implementing the system in 26 other aircraft of our fleet. Another important action using new technologies was the launching, in September, of the first check-in by the mobile phone in South America. We have in São Carlos, São Paulo State countryside, an enterprise that makes us really proud. Now, the museum is more interactive, also counting with best infrastructure to offer more comfort to the visitors. The TAM Museum is dedicated to preserving, for the future generations, the history of aviation. We like to say that the Museum is the realization of our Passion to Fly and Serve. But the important is that it is not just kept in there. It is present in everything we do and in our commitment with the safety and quality, which we renew in this new period of 2011.

Marco Antonio Bologna

CEO

TAM S.A.

TAM S.A. Comments on performance

LATAM

In August 13, we have announced, together with LAN, the intention to combine the two holdings into one single controlling entity. After that we entered in a due diligence period, which was completed in September. No matter that could put at risk the agreement was identified. On October 20 we presented to ANAC, the Brazilian aviation authority, the final transaction’s structure. On January 18, 2011, we signed the binding agreement that include an Implementation Agreement and an Exchange Offer Agreement (the “Executed Contracts”) that contain the definitive terms and conditions of the proposed business combination of LAN and TAM.

As next steps, we have: (i) Regulatory Approvals, including ANAC, Brazilian Exchange Comission (CVM), and their counterparties in Chile and the United States and the antitrust authorities including Chile, Brazil, Spain, Germany, Italy and Argentina; (ii) TAM and LAN shareholders meeting; and (iii) exchange offer and closing. TAM shareholders will be offered 0.9 LATAM shares.

Comments on performance – 2010

Gross revenue

16.4% increase in 2010 as compared with 2009, reaching R$ 11,798.8 million, due to:

Domestic passenger revenue

10.1% rise, totaling R$ 5,870.9 million, in view of the 17.2% increase in demand in RPKs, combined with the 8.4% decrease in yield. Our supply in ASKs rose 13.5%, increasing the occupancy rate by 2.1 p.p., to 67.5%. With the combination of these factors, our RASK decreased 5.4%, to R$ 12.6.

International passenger revenue

22.8% rise, reaching R$ 3,284.5 million, as a result of the increase in yield in dollars by 20.1%, while the yield in reais rose 5.8%. The increase in demand was 15.6% which, combined with the 6.0% increase in supply, increased our occupancy rates by 6.6 p.p., to 79.0%. As a result, RASK in dollars had a 4.6% increase, while in reais it had a 7.8% decrease. The demand of passengers in Brazil and abroad remained strong and consistent, which reflects the 79.0% accumulated load factor for the year, a historical record.

Cargo revenue

2.8% rise, reaching R$ 1,112.7 million, as a result of the 14.3% increase in domestic revenue with 23.0% growth in international revenue, in spite of the 11.9% appreciation of the real, comparing the average for the periods.

Other revenues

45.8% increase, reaching R$ 1,530.7 million, mainly due to the 140.8% rise in the other revenues line, which includes Multiplus revenue, expired tickets and others.

Operating expenses

8.8% rise, reaching R$ 10,401.7 million in 2010 as compared with the R$ 9,555.6 million in 2009. The increase was mainly due to the increase in expenses on fuel, sales and marketing, personnel, and depreciation and amortization and reversal of additional tariff. Adjusted CASK (excluding the effect of the airfare surcharge) rose 2.5%, reaching R$ 15.1, and CASK excluding fuel expenses decreased 2.1%, reaching R$ 10.2.

Fuel

25.9% rise, reaching R$ 3,451.2 million, mainly due to the 12.4% increase in the average price per liter, which reflects the 28.3% rise in the average WTI (West Texas Intermediate) price for the year compared with 2009. The volume consumed increased 11.9%, due to the 10.6% increase in the number of hours flown and the 3.7 % increase in aircraft occupancy rates, which increases the weight carried. The increase was

TAM S.A. Comments on performance

partially offset by the 3.9% increase in average flight distance and by the 11.9% appreciation of the real against the dollar in the average for the same period. In ASK the increase was 13.9%.

Sales and marketing

12.3% increase, reaching R$ 959.8 million. In relation to net revenue, a small decrease from 8.8% in 2009 to 8.4% in 2010, which indicates gains of scale in marketing expenses, since the increase in these expenses was lower than the increase in revenues. In ASK, the increase was 1.6%.

Leasing of aircraft, engines and equipment

14.3% decrease, reaching R$ 471.0 million, mainly due to the 11.9% appreciation of the real against the dollar on the average for 2010 as compared with 2009, offset by the addition of one aircraft classified as operating lease (excluding ATR-42). In ASK the decrease was 22.5%.

Personnel

17.3% rise, reaching R$ 2,328.4 million, in view of the 8.75% salary adjustment at the end of 2010 and the 14.8% increase in the number of employees for the period. The increase in the number of employees was a result of the growth of the company’s operations. In ASK the increase was 6.1%.

Maintenance and repairs (except personnel)

4.4% decrease, reaching R$ 612.3 million, mainly due to the 11.9% appreciation of the real against the dollar in the average for the year as compared with 2009, and the 10.6% increase in the total hours flown, partially offset by the addition of 14 aircraft (excluding ATR-42) to our fleet and by the 3.9% increase in average flight distance. In ASK the decrease was 13.5%.

Third party services

1.8% decrease, reaching R$ 773.3 million, reflecting gains of scale as a result of our continuous cost reduction efforts. In ASK the decrease was 11.1%.

Take-off, landing and navigation aid charges

4.0% rise, reaching R$ 609.4 million, due to the 6.5% increase in average flight distance and the 10.6% increase in kilometers flown in the period, partially offset by the effect of the 11.9% appreciation of the real against the dollar, impacting international flight fares. In ASK the decrease was 5.9%.

Depreciation and amortization

16.2% increase, reaching R$ 699.8 million, mainly due to the addition of 13 new aircraft to our fleet, classified as finance lease. The increase was partially offset by the 11.9% appreciation of the real against the dollar on the average for 2010 as compared to with 2009. In ASK the increase was 15.0%.

Aircraft insurance

18.4% decrease, reaching R$ 52.0 million, mainly caused by the 11.9% appreciation of the real against the dollar on the average for 2010 as compared with 2009. The decrease was partially offset by the addition of 14 aircraft (excluding ATR-42) to our fleet, by the 13.6% increase in the number of passengers carried, and by the 6.5% increase in the number of average flight distance for the year. In ASK the decrease was 26.1%.

Additional Tariff

On September of 2010 the Superior Court of Justice confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% of the fare for all regular domestic tickets sold.

TAM S.A. Comments on performance

In the light of such event, we reverted the accounting provision thereof we recorded a “revenue” of R$ 364.9 million, in operational expenses.

Other

8.7% increase, reaching R$ 809,3 million as a result of the growth of the company’s operations. In ASK the decrease was 8.2%.

Changes in fair values of fuel derivatives

R$ 36.6 million gain in 2010 against a R$ 316.9 million gain in 2009.

Financial income, net

Financial income of R$ 102.4 million in 2010 against income of R$ 1,371.3 million in 2009.

Net profit

Net profit of R$ 668.9 million due to the reasons described above, which represented a 5.9% margin in 2010, against a 12.8% margin in 2009.

TAM S.A. Comments on performance

Independent Auditor’s Report
on the Financial Statements

To the Board of Directors and Shareholders

TAM S.A.

We have audited the accompanying financial statements1of TAM S.A. ("Parent Company"), which comprise the balance sheet as at December 31, 2010 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of TAM S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of the Parent Company financial statements in accordance with accounting practices adopted in Brazil, and for the Consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Parent Company
financial statements

In our opinion, the Parent Company financial statements present fairly, in all material respects, the financial position of TAM S.A. as at December 31, 2010, and its financial performance and cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the Consolidated
financial statements

In our opinion, the Consolidated financial statements present fairly, in all material respects, the financial position of TAM S.A. and its subsidiaries as at December 31, 2010, and their financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in Note 2.1 (b) to these financial statements, the Parent Company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of TAM S.A., these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries based on equity accounting, while IFRS requires measurement based on cost or fair value.

Other matters

Statements of value added

We also have audited the Parent Company and Consolidated statements of value added for the year ended December 31, 2010, the presentation of which is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo [1], February 25, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0

TAM S.A. Balance sheet Year ended December 31, 2010 In thousands of reais, unless otherwise indicated

		Parent Company
Assets	Note	December 31, 2010	December 31, 2009	January 1, 2009
			(Adjusted (*))	(Adjusted (*))
Current assets

Cash and cash equivalents	7	113,913	131,952	46,222
Financial assets at fair value through profit and loss	8	125,905	288,989	361,914
Trade accounts receivable		2,000
Interest on own capital receivable	15	141,103	223,001	47,057
Taxes recoverable		42,790	35,852	26,650
Prepaid expenses		343	403	809
		426,054	680,197	482,652

Non-current assets

Deferred income tax and social contribution	13	15,531	15,164	15,769
Related parties	15	16,504	18,714
Judicial deposits		174
Other receivables			41	877
Investments in subsidiaries	16	2,478,464	1,337,497	325,694

		2,510,673	1,371,416	342,340

Total assets		2,936,727	2,051,613	824,992

The accompanying notes are an integral part of these financial statements.

( * ) See note 38

TAM S.A.

Balance sheet

Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

		Parent company
Liabilities	Note	December 31, 2010	December 31, 2009	January 1, 2009
			(Adjusted (*))	(Adjusted (*))
Current liabilities

Suppliers		22
Financial liabilities	19	347,800	184,502	28,542
Salaries and social charges		2,848	40	107
Taxes, charges and contributions		12,036	9,654	5,906
Interest on own capital and dividends	24 (c)	152,046	233,985	599
Other current liabilities		19		36
		514,771	428,181	35,190

Non-current liabilities

Financial liabilities	19		332,804	500,000
Provisions for contingencies		30
Related parties				536
Other non-current liabilities	21	13
		43	332,804	500,536

Total liabilities		514,814	760,985	535,726

Equity
Capital and reserves
Share capital	24	819,892	675,497	675,497
Capital reserve		120,605	99,244	88,783
Profit reserve		895,592	402,141
Carrying value adjustment		585,824	113,746	135,680
Accumulated deficit				(610,694)

Total equity		2,421,913	1,290,628	289,266

Total liabilities and equity		2,936,727	2,051,613	824,992

The accompanying notes are an integral part of these financial statements.

( * ) See note 38

TAM S.A.

Balance sheet

Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

				Consolidated
Assets	Note	December 31, 2010	December 31, 2009	January 1, 2009
			(Adjusted (**))	(Adjusted (**))
Current assets

Cash and cash equivalents	7	1,012,220	1,075,172	671,785
Financial assets at fair value through profit and loss	8	1,407,698	1,011,022	1,242,271
Trade accounts receivable	9	1,556,781	1,121,979	1,157,239
Inventories	10	198,760	195,092	169,422
Taxes recoverable		57,557	99,268	120,712
Income tax and social contribution recoverable		18,424
Prepaid expenses		162,788	148,910	149,281
Derivative financial instruments	11	9,895
Other receivables		81,234	141,977	97,944

		4,505,357	3,793,420	3,608,654

Non-current assets held for sale				62,134

Total current assets		4,505,357	3,793,420	3,670,788

Non-current assets

Restricted cash		98,305	79,370
Financial assets at fair value through profit and loss	8	50,280
Deposits in guarantee	12	51,778	59,520	116,135
Deferred income tax and social contribution	13		193,876	839,443
Prepaid aircraft maintenance	14	410,306	408,628	383,593
Other non-current assets		20,595	29,542	157,904
Derivative financial instruments	11	6,568
Property, plant and equipment	17	8,711,850	8,134,028	8,097,351
Intangible assets	18	604,024	241,701	152,092

		9,953,706	9,146,665	9,746,518

Total assets		14,459,063	12,940,085	13,417,306

The accompanying notes are an integral part of these condensed consolidated interim financial information.

(**) Further explanation provided on note 4.

TAM S.A.

Balance sheet

Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

		Consolidated
Liabilities	Note	December 31, 2010	December 31, 2009	January 1, 2009
			(Adjusted (**))	(Adjusted (**))
Current liabilities

Suppliers		522,364	430,982	486,095
Financial liabilities	19	1,572,093	1,244,685	910,153
Salaries and social charges		466,831	307,607	317,951
Deferred income	20	1,801,181	1,698,321	1,105,719
Taxes, charges and contributions		308,189	179,662	246,338
Income tax and social contribution		14,339
Interest on own capital and dividends		152,293	233,985	599
Derivative financial instruments	11	20,574	235,727	1,021,928
Other current liabilities	21	135,658	123,696	149,091

		4,993,522	4,454,665	4,237,874

Non-current liabilities

Financial liabilities	19	5,786,848	5,924,737	7,178,873
Derivative financial instruments	11	15,286	6,288	107,057
Deferred income	20	66,420	100,169	369,210
Provisions	22	204,271	666,573	947,800
Refinanced taxes payable under Fiscal Recovery Program	23	416,675	319,671
Deferred income tax and social contribution	13	111,178
Other non-current liabilities	21	237,472	173,946	282,992

		6,838,150	7,191,384	8,885,932

Total liabilities		11,807,213	11,646,049	13,123,806

Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	24	819,892	675,497	675,497
Capital reserve		120,605	99,244	88,783
Profit reserve		895,592	402,141
Carrying value adjustment		585,824	113,746	135,680
Accumulated deficit				(610,694)
		2,421,913	1,290,628	289,266
Non-controlling interest		205,478	3,408	4,234

Total equity		2,627,391	1,294,036	293,500

Total liabilities and equity		14,459,063	12,940,085	13,417,306

The accompanying notes are an integral part of these condensed consolidated interim financial information.

(**) Further explanation provided on note 4.

TAM S.A.

Income statements

Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

		Parent company		Consolidated
	Note	December 31, 2010	December 31,2009	December 31, 2010	December 31, 2009
			(Adjusted (*))		(Adjusted (**))
Revenue	28			11,378,691	9,765,506
Operating expenses (***)	29	(18,894)	(4,020)	(10,401,678)	(9,555,632)
Equity share of results of investees	16 (a)	675,821	1,271,134

Operating profit/(loss) before movements in fair value of fuel derivatives		656,927	1,267,114	977,013	209,874

Movements in fair value of fuel derivatives				36,585	316,852

Operating profit/(loss)		656,927	1,267,114	1,013,598	526,726

Finance income (***)	31	33,776	33,755	1,774,489	2,412,686
Finance costs	31	(49,123)	(53,704)	(1,672,103)	(1,041,414)

Profit before income tax and social contribution		641,580	1,247,165	1,115,984	1,897,998

Income tax and social contribution	32	(4,160)	(387)	(447,054)	(649,539)

Profit for the year		637,420	1,246,778	668,930	1,248,459

Attributable to
Equity shareholders of TAM S.A.				637,420	1,246,778
Non-controlling interest				31,510	1,681

Earnings per share (common and preferred) – in R$
Basic	33			4.22	8.30
Diluted	33			4.20	8.29

The accompanying notes are an integral part of these condensed consolidated interim financial information.

(*) See note 38

(**) Further explanation provided on note 4.

(***)Includes reversal of airfare surcharge, as mentioned in note 22(b).

TAM S.A.

Statements of comprehensive income

Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

	Parent company		Consolidated
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
		(Adjusted (*))		(Adjusted (**))

Profit for the year	637,420	1,246,778	668,930	1,248,459

Other comprehensive income
Currency translation losses on foreign investments	(469)	(20,103)	(469)	(20,103)

Other comprehensive income	(469)	(20,103)	(469)	(20,103)

Total of comprehensive income for the year	636,951	1,266,675	668,461	1,228,356

Atributable to:
Equity holders of TAM			636,951	1,226,675
Non-controlling interest			31,510	1,681

The accompanying notes are an integral part of these condensed consolidated interim financial information.

(*) See note 38

(**) Further explanation provided on note 4.

TAM S.A.

Statement of Changes in Equity

Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

	Parent company
	Capital reserve				Profit reserve
	Capital share	Share subscription premium	Treasury shares	Stock option plan	Revaluation reserve	Legal	Profit retention	Carrying value adjustment	Retained earnings (accumulated deficit)	Total

At January 1, 2009	675,497	74,946	(11,370)	25,207	132,371			3,309	(362,630)	537,330

Changes of accounting practices effects – Note 38					(132,371)			132,371	(248,064)	(248,064)
At January 1, 2009 - adjusted	675,497	74,946	(11,370)	25,207				135,680	(610,694)	289,266

Profit for the year – adjusted									1,246,778	1,246,778
Other comprehensive income
Foreign exchange loss on foreign investments								(20,103)		(20,103)
Total of comprehensive income								(20,103)	1,246,778	1,226,675
Transactions with owners
Stock options plan				11,409						11,409
Cancellation of share option				(948)					948
Interest on own capital - R$ 166.45 (per thousand shares in circulation)									(24,998)	(24,998)
Legal reserve						49,134			(49,134)
Dividends - R$ 1,409.76 (per thousand shares in circulation)									(211,724)	(211,724)
Transfer to profit reserve							353,007		(353,007)
Total of transactions with owners				10,461		49,134	353,007		(637,915)	(225,313)
Other								(1,831)	1,831

At December 31, 2009 - adjusted	675,497	74,946	(11,370)	35,668		49,134	353,007	113,476		1,290,628

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Statement of Changes in Equity

Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

	Capital reserve				Profit reserve
	Capital share	Share subscription premium	Treasury shares	Stock option plan	Revaluation reserve	Legal	Profit retention	Carrying value adjustment	Retained earnings (accumulated deficit)	Total

At December 31, 2009 - adjusted	675,497	74,946	(11,370)	35,668		49,134	353,007	113,746		1,290,628

Profit for the year									637,420	637,420
Foreign exchange loss on foreign investments								(469)		(469)
Total of comprehensive income								(469)	637,420	636,951

Transactions with owners
Capital increase (note 13)	144,395									144,395
Stock option plan				15,999						15,999
Sale of tresury shares			5,362				(2,007)			3,355
Transfer to legal reserve						31,871			(31,871)
Dividends proposed - R$ 1,001.34 (per thousand shares in circulation)									(151,387)	(151,387)
Capital gain on sale of equity interest (note 11)								489,115		489,115
Transfer to retained earnings reserve							463,587		(463,587)
Total of transactions with owners	144,395		5,362	15,999		31,871	461,580	489,115	(646,845)	501,477
Other								(9,299)	9,299
Reversal of revaluation reserve in foreign subsidiary - Mercosur								(7,269)	126	(7,143)

At December 31, 2010	819,892	74,946	(6,008)	51,667		81,005	814,587	585,824		2,421,913

											Consolidated
	Capital reserve				Profit reserve
	Capital share	Share subscription premium	Treasury shares	Stock option plan	Revaluation reserve	Legal	Profit retention	Carrying value adjustment	Retained earnings (accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2009	675,497	74,946	(11,370)	25,207	1,146,829			3,309	(591,525)	1,322,893	4.234	1,327,127

Reclassification								132,371	(132,371)
Changes of accounting practices effects – Note 4					(1,146,829)				113,201	(1,096,326)		(1,096,326)
At January 1, 2009 - adjusted	675,497	74,946	(11,370)	25,207				135,680	(610,694)	289,266	4,234	293,500

Profit for the year – adjusted – Note 4									1,246,778	1,246,778	1,681	1,248,459
Other comprehensive income
Foreign exchange loss on foreign investments								(20,103)		(20,103)		(20,103)
Total of comprehensive income								(20,103)	1,246,778	1,226,675	1,681	1,228,356
Transactions with owners
Stock options plan				11,409						11,409		11,409
Cancellation of share option				(948)					948
Interest on own capital - R$ 166,45 (per thousand shares in circulation)									(24,998)	(24,998)		(24,998)
Legal reserve						49,134			(49,134)
Dividends - R$ 1,409.76 (per thousand shares in circulation)									(211,724)	(211,724)	(2,507)	(214,231)
Transfer to profit reserve							353,007		(353,007)
Total of transactions with owners				10,461		49,134	353,007		(637,915)	(225,313)	(2,507)	(227,820)
Other								(1,831)	1,831

At December 31, 2009 - adjusted	675,497	74,946	(11,370)	35,668		49,134	353,007	113,746		1,290,628	3,408	1,294,036

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Statement of Changes in Equity

Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

											Consolidated
	Capital reserve				Profit reserve
	Capital share	Share subscription premium	Treasury shares	Stock option plan	Revaluation reserve	Legal	Profit retention	Carrying value adjustment	Retained earnings (accumulated deficit)	Total	Non-controlling interest	Total

At December 31, 2009 - adjusted	675,497	74,946	(11,370)	35,668		49,134	353,007	113,746		1,290,628	3,408	1,294,036

Profit for the year									637,420	637,420	31,510	668,930
Other comprehensive income
Foreign exchange loss on foreign investments								(469)		(469)		(469)
Total of comprehensive income								(469)	637,420	636,951	31,510	668,461

Transactions with owners
Capital increase (note 13)	144,395									144,395		144,395
Stock option plan				15,999						15,999		15,999
Sale of tresury shares			5,362				(2,007)			3,355		3,355
Transfer to legal reserve						31,871			(31,871)
Dividends proposed - R$ 1,001.34 (per thousand shares in circulation)									(151,387)	(151,387)	(9,387)	(160,774)
Capital gain on sale of equity interest (note 1.1)								489,115		489,115	179,947	669,062
Transfer to retained earnings reserve							463,587		(463,587)
Total of transactions with owners	144,395		5,362	15,999		31,871	461,580	489,115	(646,845)	501,477	170,560	672,037
Other								(9,299)	9,299
Reversal of revaluation reserve in foreign subsidiary - Mercosur								(7,269)	126	(7,143)		(7,143)

At December 31, 2010	819,892	74,946	(6,008)	51,667		81,005	814,587	585,824		2,421,913	205,478	2,627,391

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Statement of cash flow

Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

		Parent company
	Note	December 31, 2010	December 31, 2009
			(Adjusted (*))
Cash flows generated from operating activities	34	174,042	91,342

Interest paid		(45,406)	(61,055)

Net cash generated from operating activities		128,636	30,287

Cash flows from investing activities
Investments in subsidiaries - Pantanal		(10,000)
Related parties
Loans		(20,051)
Receipt		18,327
Dividends and interest on own capital received		261,673	74,693
Repayment of loans to related parties			(19,250)

Net cash generated from investing activities		249,949	55,443

Cash flows from financing activities
Proceeds from sale of treasury shares including exercise of stock options		3,355
Advance for future capital increase		12
Dividends paid – TAM S.A.		(233,325)
Debentures
Repayment		(166,666)

Net cash used in financing activities		(396,624)

Net decrease (increase) in cash and cash equivalents		(18,039)	85,730

Cash and cash equivalents at beginning of the year		131,952	46,222

Cash and cash equivalents at end of the year		113,913	131,952

The accompanying notes are an integral part of these condensed consolidated interim financial information.

(*) See note 38

(**) See note 4

TAM S.A.

Statements of cash flow
Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

			Consolidated

	Note	December 31, 2010	December 31, 2009
			(Ajusted (**))
Cash flows generated from operating activities	34	1,002,438	587,165
Taxes paid		(83,579)	(83,429)
Interest paid		(282,058)	(312,633)

Net cash generated from operating activities		636,801	191,103

Cash flows from investing activities
Investments in restricted cash		(18,935)	(79,370)
Cash flows from investment acquired – Pantanal (note 12)		(9,044)
Proceeds from sale of property, plant and equipment (PPE) / intangible assets		27,028	35,869
Purchases of property, plant and equipment		(84,613)	(334,896)
Purchases of intangible assets		(135,639)	(135,296)
Purchases of assets of TAM Milor including TAM Brands (Note 1.3)		(98,444)
Deposits in guarantee
Reimbursements		15,657	60,697
Deposits made		(9,485)	(27,922)
Pre delivery payments
Reimbursements		150,486
Payments		(216,254)

Net cash used in investing activities		(379,243)	(480,918)

Cash flows from financing activities
Repurchase / sale of treasury shares		3,355
Net cash received in a public offering of shares of subsidiary Multiplus (note 1.1)		657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor (Note 13)		72,963
Dividends paid – TAM S.A.		(233,325)
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus and Mercosur		(9,078)
Short and long-term borrowings
Issuance		69,602	236,581
Repayment		(179,939)	(70,714)
Debentures
Issuance			592,686
Repayment		(166,666)
Senior notes
Issuance			502,298
Capital element of finance leases		(534,470)	(567,649)

Net cash (used in) generated from financing activities		(320,510)	693,202

Net increase (decrease) in cash and cash equivalents		(62,952)	403,387

Cash and cash equivalents at beginning of the year		1,075,172	671,785

Cash and cash equivalents at end of the year		1,012,220	1,075,172

Supplementary information on cash flows:
Non cash investing and financing activities
- Acquisition of aircraft under finance leases		989,212	181,201
- Borrowing to issuance		255,073
- Acquisition of assets of TAM Milor through issuance of shares (Note 1.3)		71,444

The accompanying notes are an integral part of these condensed consolidated interim financial information.

(*) See note 38

(**) See note 4

TAM S.A.

Statements of added value
Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

		Parent company		Consolidated
	Note	2010	2009	2010	2009
					Adjusted (*)
Revenues
Sales of services	28 (a)			11,798,783	10,139,141
Other revenues			66	93,668	91,875
Allowance for doubtful accounts				(17,912)	(5,733)
			66	11,874,539	10,225,283
Inputs acquired from third parties
Costs of services			(1,091)	(3,558,587)	(3,343,940)
Materials, electricity, outsourced services and other		(13,212)	(1,521)	(2,861,756)	(1,564,983)

		(13,212)	(2,612)	(6,420,343)	(4,908,923)

Gross value added		(13,212)	(2,546)	5,454,196	5,316,360

Deductions
Depreciation and amortization	29			(699,769)	(602,192)

Net added value generated the Company		(13,212)	(2,546)	4,754,427	4,714,168

Value added received through transfer
Equity share of the results of investees	16 (a)	675,821	1,271,134
Financial income	31	33,776	33,755	1,774,489	2,412,686

Total added value to distribute		696,385	1,302,343	6,528,916	7,126,854

Distribution of value added		696,385	1,302,343	6,528,916	7,126,854

Personnel and payroll charges
Direct compensation		4,555	1,371	1,620,085	1,455,896
Benefits		4		185,025	128,893
FGTS – Employee Government Severance Fund		130		112,620	99,426

Taxes, fees and contributions
Federals		9,515	490	1,778,472	1,963,025
State				32,327	44,840
Municipal		441		29,614	3,940

Creditors
Rentals		42,821		471,118	549,792
Financial expenses		1,499	53,704	1,630,725	1,632,583

Remuneration of own shareholders
Interest on own capital			24,998		24,998
Dividends proposed		151,387	211,724	151,387	211,724
Profits for the year reinvested		486,033	1,010,056	486,033	1,010,056
Non-controlling interests				31,510	1,681

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Statements of cash flow
Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

1              General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. ("TAM Airlines"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time in the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (“TAM Capital”), TAM Capital Inc, 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and  TAM Financial Services 2 Limited (“TAM Financial 2”), all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (“TAM Viagens”) and TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”),whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens and ownership of the TAM Brand, respectively.

The Company controls TP Participações Ltda. which on July 20, 2009, changed its name to TP Franchising Ltda. (“TP Franchising”) and modified its corporate purpose to the development of franchises. This company has had no activity since October 23, 2004, when it was established.

In the Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (“Multiplus”). Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 5, 2010. See “Corporate Reorganization” below.

Since March 15, 2010, date on which its purchase was approved, the Company controls Pantanal Linhas Aéreas S.A. – “Pantanal”. See “Acquisition of Pantanal” below. Pantanal is under bankruptcy protection.

On July 13, 2010, TLA acquired TAM Milor. See “Acquisition of TAM Milor” below.

These consolidated financial statements of TAM and its subsidiaries (Parent Company and Consolidated) were approved by the Board of Directors on February 25, 2011.

1.1          Corporate Reorganization

During the second semester of 2009, the Company underwent a corporate reorganization that resulted in the creation of the subsidiary Multiplus. Multiplus is domiciled in Brazil, engaged in the development and management of customer loyalty programs, the creation of databases, the sale of reward redemption rights under customer loyalty programs, and the purchase of items related directly and indirectly with the development of the aforementioned activities.

The corporate reorganization had the purpose of segregating and transferring all of the TLA customer loyalty business to a separate company, providing more rationalization in the operational, administrative and financial structures of customer loyalty business of TLA, and greater efficiency, profitability and independence. The changes made can be represented as follows:

TAM S.A.

Statements of added value
Year ended December 31, 2010

In thousands of reais, unless otherwise indicated

Beginning on January 1, 2010, Multiplus assumed the exclusive management of the TAM Loyalty Program.

On February 3, 2010 Multiplus was listed as a publicly traded company under the BMF&Bovespa. On February 5, 2010, the Company carried out an Initial Public Offering, obtaining proceeds in the gross amount of R$ 692,385, net of issue costs of R$ 35,337 and the related tax effect of R$ 12,014 through the issuance of 43,274,000 shares of common stock at the issue price of R$ 16.00 per share.

At the time of the public offering, transactions and results of Multiplus were not relevant and Multiplus had shareholders equity of less than R$ 1 (one thousand reais). As a result of the public offering TAM had its interest in Multiplus reduced from 100% to 73.17% while maintaining control. The sale of shares in the public offering resulted in an increase in the participation of non-controlling interest of R$ 179,947 and a reduction in the interest of TAM determined as follows:

Public offering

Shareholders equity of Multiplus before issuance of shares	970
Interest of TAM in Multiplus - %	100%
Interest of TAMion Multiplus	970

Shareholders equity of Multiplus after issuance of shares	676,415
Interest of TAM in Multiplus - %	73.17%
Interest of TAMion Multiplus	494,933

Increase in non-controlling interest	179,947
Transfer from non-controlling interest to equity attributable to equity holders of TAM S.A.	489,115

The following table presents the disclosures required by accounting standards for increases in equity attributable to equity holders of TAM as result of transactions with non-controlling interests when control in the investee is maintained:

2010

Profit attributable to shareholders of TAM	637,420
Transactions with non-controlling interests:
Increase in shareholders equity of TAM, as a result of the public offering of Multiplus	489,115

Profit attributable to shareholders of TAM and transactions from non-controlling shareholders	1,126,535

1.2          Acquisition of Pantanal Linhas Aéreas S.A.

On December 19, 2009 TAM announced and reported to the Comissão de Valores Mobiliários (“CVM”), the Brazilian Securities Commission and other appropriate authorities that it had agreed to purchase all shares of the regional airline company Pantanal. This acquisition, which has substantial strategic value in the view of management, has a purchase price of R$ 13 million, and R$ 3 million was paid in December 2009 as an advance and the remaining amount of R$ 10 million was paid in March 2010. This acquisition represents an important step towards transformation of the Company into a diversified business group in the civil aviation field, pursuant to its objective of constantly seeking out new opportunities for growth. On March 15, 2010 this acquisition was approved by the

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Agência Nacional de Aviação Civil (“ANAC”) the Brazilian civil aviation agency and on March 30, 2010 Pantanal’s authorization to operate was renewed to 2020. The transaction date for accounting purposes is March 15, 2010.

No contingent purchase price exists as result of the terms of the transaction and the selling shareholders did not grant guarantees or indemnification rights with respect to contingent liabilities.

Pantanal had at the date of the acquisition a fleet of three AT42-320 aircraft and operate out of São Paulo’s Congonhas Airport, performing regular passenger and cargo transportation services from São Paulo to six cities with medium-sized population in the states of São Paulo, Minas Gerais and Paraná. Its ATR42-320 aircraft regularly fly to and from Araçatuba, Bauru, Marília, Presidente Prudente, Juiz de Fora and Maringá. During 2010 it transported approximately 393 thousand passengers (2009 – 185 thousand passengers) (unaudited). On December 31, 2010, the Company had five ATR42-320 aircraft.

After concluding the acquisition of Pantanal, the Company prepared an opening balance sheet as of February 28, 2010, where assets and liabilities of Pantanal were recorded under the purchase method, in compliance with CPC 15 - Business Combinations. Under this method, identifiable assets and liabilities were recognized at their fair value on the date of acquisition. As part of this process, items included in property and equipment of Pantanal were recorded at fair value.

The main components of the preliminary opening balance sheet as of February 28, 2010 are as follows:

	Balances at February 28, 2010 –Historical amounts	Acquisition adjustments	Opening balance sheet at, February 28, 2010 - Preliminary

Assets
Cash and cash equivalents	956		956
Accounts receivable	5,733		5,733
Inventories	7,765		7,765
Others accounts receivable	2,157		2,157
Property, plant and equipment	26,373	(12,392)	13,981
Intangible assets		124,927	124,927

Total	42,984	112,535	155,519

Liabilities
Current
Suppliers	5,440		5,440
Financial liabilities	16,284		16,284
Salaries and social charges	13,441		13,441
Deferred revenue	4,808		4,808
Taxes, charges and contributions	7,756		7,756
Provisions	7,386		7,386
Other current liabilities	2,886		2,886

Non-current
Fiscal recovery program	68,935		68,935
Contingencies	10,390		10,390
Other provisions	5,193		5,193

	142,519		142,519

Equity	(99,535)	112,535	13,000

Total	42,984	112,535	155,519

The main adjustments relating to the opening balance sheet as of February, 28 are as follows:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

R$ mil

Adjustments of property, plant and equipment to fair value	(12,392)
Intangible asset at fair value (slots)	124,927

112,535

On a preliminary basis management has identified as separable intangible assets the airport operation rights. Also on a preliminary basis management estimated the fair value of such intangible assets at R$ 124,927. Those rights are considered to have an indefinite useful life and are based on the expected profitability from operating scheduled flights from the relevant airports. TAM management has made an assessment of the impairment of that right of use and changes in assumptions not identified early, resulting in no adjustments to the value recorded.

The amount of intangible assets represents management best estimate based on current available information. Management expects to perform a valuation of certain additional assets, including intangible assets up to March 15, 2011.

Prior to the date of purchase, there were no relationships between TAM and Pantanal.

The following table presents revenue and loss of Pantanal in the financial statements of TAM from the date of purchase:

December 31, 2010

Revenue	99,936
Net loss	(4,653)

1.3          Acquisition of TAM Milor

On July 13, 2010, the Board of Directors of the Company approved, the acquisition throught its subsidiary TLA, of all shares of TAM Milor , held by individuals that are also shareholders of the Company.

TAM Milor is the holder of the brand “TAM” and other related brands ("TAM" Brands) which are used by the Company, by TLA and other related companies. The authorization to use of the TAM Brands by the Company and subsidiaries was formalized in the license agreement for use of trademarks, on March 10, 2005 as further detailed in note 15 (b) (i).

Considering that TAM Milor does not meet the definition of a “business” the transaction has been accounted for as an acquisition of assets.

The single relevant asset acquired by the entity is the “TAM” brand. The assets of TAM Milor acquired were accounted for at their estimated fair value, which also approximates the amount paid in cash, plus the fair value of TAM’s common shares. The market value of TAM brand was estimated based on discounted cash flow techniques and the valuation was performed by experts.

The payment by TLA was negotiated as follows: (a) cash payment of R$ 25,481 at the agreement date, and (b) issuance of a promissory note by TLA to the selling shareholders in the amount of R$ 144,395 (“Promissory Notes”), totaling R$ 169,876. The amount represented by the promissory note was converted into a capital increase in the Company, within the authorized capital limit, totaling the issuance of 5,621,634 new shares.

In order to avoid the dilution of the other shareholders who did not take part in the purchase process, and in conformity with the Corporation Law, all the other shareholders of the Company have, in the period from August 2, 2010 to September 14, 2010, the right to acquire part of the Company’s new common shares, in proportion to their

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

equity interest, by means of cash payment (preemptive right). The proceeds from the issuance of such shares by the Company were used to pay the promissory note. As a result, the selling shareholders of TAM Milor received, in addition to the cash payment of R$ 25,481, the proceeds from the issuance of shares to the other shareholders who exercised the preemptive right, totaling R$ 72,963, equivalent to 2,834,039 new shares, and the remaining common shares representing their proportional interest in the Company’s capital and those that did not have the preemptive right exercised by the other shareholders.

As a result acquisition of TAM Milor resulted in the following consideration:

R$ thousands
Paid in cash as result of the agreement	25,481
Paid in cash as repayment of the Note with proceeds from issuance of shares to other shareholders who exercised their preference rights	72,963
Sub-total paid in cash	98,444
Paid in shares	71,444
Total consideration on acquisition of TAM Milor	169,888

On November 5, 2010, the Board of Directors approved the subscription to all of the 5,621,634 common shares, issued by the Company in view of the increase in its capital.

2            Significant accounting policies

Accounting practices adopted in Brazil comprise those included in the Brazilian Corporate Law and the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM).

The principal accounting policies applied in the preparation of these consolidated financial statements and individual financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise state.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

2.1          Basis of preparation

(a)     Consolidated financial statements

The consolidated financial statements have been prepared in accordance with practices adopted in Brazil issued by Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board - IASB.

The consolidated financial statements were prepared under the historical cost model and the fair value measurement model for derivative financial instruments.

The first IFRS consolidated financial statements were prepared by the Company for the year ended December 31, 2008, in anticipation of the requirements in CVM Instruction 457/07, which established the preparation, by Brazilian listed companies, of consolidated financial statements in conformity with the pronouncements issued by the International Accounting Standards Board (IASB). At that moment, the Company elected to adopt certain accounting policies, selected among those permitted by international

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

accounting standards, including the policy of periodic revaluation of the carrying amount of its flight equipment. In its individual financial statements, prepared in accordance with accounting practices adopted in Brazil, the revaluation of flight equipment was not considered, since this option is not legally provided for. As a result, the profit and equity presented in its individual financial statements are not equivalent to those in the consolidated financial statements.

In 2009 and 2010, the Accounting Pronouncements Committee (CPC) continued the process started in 2008 for convergence of Brazilian accounting standards to international accounting standards, issuing pronouncements 15 to 41. On September 1, 2010, considering that the process of full convergence with international accounting standards had been substantially concluded, CVM issued Instruction 485/10, amending instruction 457/07, instructing Brazilian listed companies to prepare their consolidated financial statements for 2010 in accordance with the pronouncements issued by CPC, fully converging with international standards, and approved by CVM.

Among the accounting policies adopted by CPC in its pronouncements, the option for measurement of assets at revalued cost is not included, considering the prohibition contained in the Brazilian Corporate Law.

On December 2, 2010, CVM issued CVM Resolution 647, approving Technical Pronouncement CPC 37 (R1) – First-time Adoption of International Accounting Standards. CPC 37 (R1) defines that, should the entity have disclosed its IFRS consolidated financial statements related to any year ended before January 1, 2009 in disagreement with the Brazilian accounting practices defined by CPC, it should restrict its divergences of accounting practices to those adopted when CPC 37(R1) was approved and requires that new diverging pronouncements shall not be adopted. Nevertheless, in such resolution, CVM included the requirement that listed companies that have already published their IFRS consolidated financial statements in disagreement with the accounting practices defined by CPC shall present detailed information supporting the maintenance of these differences, and CVM can accept or restrict them or determine their elimination.

On December 16, 2010, CVM issued CVM Resolution 651, approving Technical Pronouncement CPC 43(R1) – First-time Adoption of Technical Pronouncements CPC 15 to 41. One of the purposes of CPC 43(R1) is of, together with CPC 37(R1), permitting the presentation of equal net profit or loss and equity in the individual and in the consolidated financial statements of Brazilian entities. In its introduction, CPC 43(R1) reaffirms the CPC’s vision that it its fully undesirable to have two sets of statements with distinct accounting criteria and with different net profit or loss and equity. Thus, CPC 43(R1) permits adjustments in the individual financial statements of Brazilian companies, so that they may produce, when consolidated, the same amounts of assets, liabilities, equity, and profit or loss that the consolidation prepared under IFRSs and Technical Pronouncement CPC 37(R1). The Company understands that the difference presented between its individual and consolidated financial statements, due to the recognition of flight equipment revaluation, is in accordance with the accounting practice issued by the Accounting Pronouncements Committee (CPCs) and the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) until now.

Since the recognition of the effects of flight equipment revaluation in the Company’s individual financial statements, basis for payment of dividends, is prohibited by law, and considering the purposes of CPC 43(R1) and CVM that preferably no differences exist between profit or loss and equity in the individual and consolidated financial statements, the Company’s management elected to change its accounting policy related to measurement of its flight equipment in the preparation of its consolidated financial statements for consistency with its individual financial statements. Such change in accounting policy has effects on the consolidated financial statements prepared in accordance with IFRS previously issued for the years ended December 31, 2009 and 2008. Therefore the consolidated financial statements prepared in accordance with submitted IFRS and the accounting practices adopted in Brazil differ from IFRS financial statements previously issued as detailed in note 4.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)       Individual financial statements

The individual financial statements have been prepared in accordance with practices adopted in Brazil (BR GAAP). The individual parent company financial statements present investments in subsidiaries accounted for under the equity method of accounting, pursuant to prevailing legislation. Accordingly, these individual financial statements are not considered as being in conformity with IFRSs, which require that these investments be accounted for at their fair value or cost in the separate financial statements of the parent company.

In preparing the individual financial statements, the Company adopted the changes in accounting practices adopted in Brazil introduced by technical pronouncements CPCs 15 to 40 and there were no effects recognized.

2.2             Basis of consolidation and investments in subsidiaries

(a)           Consolidated financial statements

The main accounting practices adopted in the preparation of these financial statements are as follows.

(i)            Subsidiaries

The consolidated financial statements include the financial statements of TAM and its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern the financial and operating policies, as a result of holding more than half of the voting rights. The existence and the effect of potential voting rights, currently exercisable or convertible, are taken into account to assess whether TAM controls another entity. Subsidiaries are fully consolidated as from the date when control is transferred to TAM and are no longer consolidated as from the date when such control ceases.

The results of subsidiaries acquired during the year are included in the consolidated statements of income and of comprehensive income as from the actual acquisition date. The comprehensive income balance is attributable to the Company’s owners and to non-controlling interests, even if results in a negative balance of these interests. When necessary, the financial statements of subsidiaries are adjusted to conform their accounting policies to those established by the Company. Intercompany transactions and balances and unrealized gains are eliminated. Unrealized losses are also eliminated, although they are considered as an indicator of impairment of the transferred asset.

(ii)           Transactions and non-controlling interests

In the consolidated financial statements, any changes in the Company’s interests in subsidiaries that do not result in loss of the Company’s control over subsidiaries are recorded as capital transactions. The account balances of the Company’s interests and non-controlling interests are adjusted to reflect changes in their interests in subsidiaries. The difference between the fair value of consideration paid or received is recorded directly in equity and attributed to the Company's owners.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, and any change in the carrying amount is recognized in profit or loss. The fair value is the initial carrying amount for subsequent recognition of the retained interest in an associate, a joint venture or a financial asset. Also, any amounts previously recognized in other comprehensive income related to that entity are recorded as if the Group had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Non-controlling interests represent the portion of profit or loss and of equity of subsidiaries that is not held by TAM, and is recorded in a separate line item in the consolidated balance sheet.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(iii)          Companies included in the consolidated financial statements

			Ownership and voting power %
	Reporting date	Ownership	December 31,, 2010	December 31, 2009	January 1, 2009

TLA	12.31.2010	Direct	100.00	100.00	100.00
TAM Viagens (i)	12.31.2010	Indirect	99.99	99.99	99.99
TAM Capital (i)	12.31.2010	Indirect	100.00	100.00	100.00
TAM Capital 2 (i)	12.31.2010	Indirect	100.00	100.00
TAM Financial 1 (i)	12.31.2010	Indirect	100.00	100.00	100.00
TAM Financial 2 (i)	12.31.2010	Indirect	100.00	100.00	100.00
Fundo Spitfire II (exclusive investment fund) (ii)	12.31.2010	Indirect	100.00	100.00	100.00
TP Franchising	12.31.2010	Direct	100.00	100.00	100.00
Mercosur	11.30.2010	Direct	94.98	94.98	94.98
Multiplus (iii)	12.31.2010	Direct	73.17	100.00	100.00
Pantanal (iv)	12.31.2010	Direct	100.00
TAM Milor (v)	12.31.2010	Indirect	100.00

(i)   TAM's investments are held indirectly through TLA.

(ii)  TAM's investment is held 30% directly and 70% through TLA.

(iii)  See “Corporate reorganization”.

(iv) As mentioned in Note 1, the Company started controlling Pantanal on March 15, 2010. The fianncial statements for the period ended December 31, 2010 include the net loss of the months from March  to December of Pantanal.

(v) See “Acquisition of TAM Milor”.

(b)           Individual financial statements

In the Company’s individual financial statements, the financial information of subsidiaries is accounted for using the equity method.  The same adjustments are made both in the individual financial statements and in the consolidated financial statements.

2.3          Foreign currency translation

(a)           Functional and presentation currency

Items included in the financial statements of each of TAM's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”) and are presented in Brazilian reais ("Real").

(b)           Transactions and balances

In the preparation of the financial statements of each consolidated entity, transactions in foreign currency, that is, any currency different from the functional currency of each company, are recorded at the exchange rates at the date of each transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Other non-monetary items that are remeasured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies are taken to income.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(c)           Translation

In preparing the consolidated financial statements, the income statement, the cash flow statement and all other movements in assets and liabilities of the subsidiary TAM Airlines (the only subsidiary that has a functional currency different than the Brazilian reais) are translated at annual average rates of exchange, which are considered a good approximation to the exchange rates prevailing on the dates of the underlying transaction. The statement of financial position is translated at year-end rates of exchange.

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in stockholders' equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Cumulative exchange differences arising are reported as a separate component of equity within the reserves “Carrying value adjustement”. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognized in the income statement as part of the profit or loss on disposal.

2.4          Business combinations

                In the consolidated financial statements, business acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of fair values of assets transferred and liabilities incurred by the Company at the acquisition date for the former controlling stockholders of the acquiree and of interests issued by the Company in exchange for control of the acquiree. Transaction costs, in a business combination, which are not those associated with bond issues or equity iissuance, are recognized as expense as incurred.

                At the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value at the acquisition date, except for:

•         Deferred tax assets and liabilities, and liabilities related to employee benefit plans are recognized and measured in accordance with CPC 32 / IAS 12 – Income Taxes and CPC 33 / IAS 19 – Employee Benefits;

•         Liabilities or equity instruments related to share-based payment agreements of the acquiree or share-based payment agreements of the Company entered into to replace share-based payment agreements of the acquiree are measured in accordance with CPC 10 / IFRS 2 – Shared-Based Payment at the acquisition date;

•         Assets (or disposal groups) classified as held for sale in accordance with CPC 31 / IFRS 5 – Non-current Assets held for Sale and Discontinued Operations are measured in conformity with that standard.

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquired company, less the net amount recognized (generally the fair value) of identifiable assets acquired and liabilities assumed, all measured at the acquisition date. When the excess is negative, a gain from the purchase agreement is immediately recognized in the statement of income for the period.

2.4.1       Goodwill

Goodwill arising on a business combination is stated at cost at the business combination date, less any accumulated impairment losses.

For impairment testing purposes, goodwill is allocated to one of the Company's cash-generating units (or groups of cash-generating units) that are expected to benefit from the synergies of the business combination.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Cash-generating units to which goodwill has been allocated are tested for impairment annually, and whenever there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is lower than the carrying amount, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the unit and, subsequently, to other assets of the unit, proportionally to the carrying amount of each of its assets. Any impairment loss for goodwill is recognized directly in profit or loss, and the impairment loss is not reversed in subsequent periods.

2.5          Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, short-term investments highly liquid with original maturities of three months or less and which are subject to an insignificant risk of changes in value.

2.6         Restricted cash

Restricted cash represents pledged deposits with the purpose of guaranteeing some of Company’s derivatives and long-term financings.

2.7          Financial instruments

Financial assets and liabilities are recognized when the Company is a party to the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition or issue of financial assets and liabilities (except financial assets and liabilities recognized at fair value through profit or loss) are added to or deducted from the fair value of financial assets and liabilities, if applicable, after the initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognized in profit or loss.

Although TAM uses derivatives to mitigate the economic effects of fluctuations in exchange rates and international oil prices, it does not apply hedge accounting.

2.8          Financial assets

The Company’s financial assets are classified in the following categories: measured at fair value through profit or loss (including derivative financial instruments) and loans and receivables. There are no financial assets classified as available-for-sale. The classification depends on the nature and purpose for which financial assets was acquired and is determined at the initial recognition date. All normal acquisitions or disposals of financial assets are recognized or derecognised based on the trade date. Normal acquisitions or disposals correspond to acquisitions or disposals of financial assets that require the delivery of assets within the term established by means of a standard or market practice.

 (a)          Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also considered as held for trading and, therefore, are classified into this category, unless they have been designated as hedge instruments. Assets of this category are classified as current assets. Gains or losses arising from changes in the fair value are recognized in the statement of income in line item “Financial income/finance costs” in the period in which they occur, unless the instrument has been contracted in connection with another transaction. In this case, changes are recognized in the same profit or loss line in which the hedged transaction was recognized.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including Trade accounts receivable, Cash and cash equivalents, and Other receivables) are measured at amortized cost using the effective interest method, less any impairment loss, except for certain short-term investments that comply with the definition of assets at fair value through profit or loss. They are classified in current assets, except those with maturities of more than 12 months after the reporting date, which are classified as non-current assets.

2.8.1      Measurement of financial assets

Financial assets carried at fair value through profit or loss  are  initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

The fair values of quoted investments are based on current bid prices. For unlisted and for listed securities where the market for a financial asset is not active TAM establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

2.8.2      Impairment of financial assets

Financial assets, except those designated at fair value through profit or loss, are assessed based on impairment indicators at the end of each reporting period. Impairment losses are recognized if, and only if, there is objetive evidence of impairment of the financial asset as a result of one or more events that occurred after its initial recognition, with impact on the estimated cash flows of this asset.

The criteria used to determine if there is objetive evidence of impairment may include:

  Significant financial difficulty of the issuer or counterparty;

  Breach of contract, such as a default or delinquency in interest or principal payments;

  Probability of the debtor entering bankruptcy or financial reorganization; or

  Disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial assets, such as accounts receivable, the assets that are assessed as not impaired in an individual assessment may, subsequently, be assessed as impaired in a collective assessment. Objective evidence of impairment for a receivables portfolio may include the Company’s past experience in the collection of payments and the increased number of delayed payments after a period of days, as well as observable changes in the national or local economic conditions related to defaults on receivables.

The carrying amount of the financial asset is reduced directly by the impairment loss for all financial assets, except for accounts receivable, in which the carrying amount is reduced through the use of a provision. Subsequent recoveries of amounts previously written off are credited to the provision. Any changes in the carrying amount of the provision are recorded in profit or loss.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

2.9          Trade accounts receivable

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. In practice, due to the short term nature of the receivables, they are usually recognized at the invoiced amount. A provision for impairment of trade receivables (allowance for doubtful receivables) is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the income statement.

2.10        Inventories

Inventories, consisting mainly of spare parts and materials to be used in maintenance and repair activities, are stated at the average acquisition cost, or realizable value where lower, net of provisions to write down the value of obsolete items.

2.11        Intangible assets

(a)           Computer software and IT projects

Expenses related to software maintenance are recognized as expenses as they are incurred. Expenses directly related to internally developed software and other IT projects include materials, costs incurred with software development companies and other direct costs. They are capitalized as intangible assets when they will probably generate economic benefits greater than their costs, considering their economic and technological viability. Computer software development costs recognized as assets are amortized on a straight-line basis over their estimated useful life, which does not usually exceed 5 years.

(b)          Other intangible assets

Include amounts related to: (a) right to slots arising from the acquisition of Pantanal in March 2010, based on the expected profitability of operating regular flights from the airports object of the acquired right (see “Acquisition of Pantanal”),  (b) acquisition of “TAM” brand in July 2010 on the acquisition of TAM  Milor (see “Acquisition of TAM Milor”), and (c) licenses and other contractual rights acquired from third parties, which are capitalized as intangible assets and amortized over their estimated useful life.

The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable, or if the intangible assets have not yet started to be used and amortized.

2.12        Property, plant and equipment including aircraft pre-delivery payments

Depending on the type of the asset and the timing of its acquisition, the cost refers to the historical acquisition cost, revalued cost, or to the historical acquisition cost adjusted for the effects of hyperinflation, in the years in which the Brazilian economy was considered hyperinflationary. Brazil was considered a hyperinflationary economy for IFRS purposes until 1997.

Land is not subject to depreciation. Depreciation is recognized based on the estimated useful life of each asset under the straight-line method, so that the cost value less its residual value after its useful life is fully written off. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

in estimates is accounted for prospectively. The estimated useful life of items used in the calculation of depreciation is as follows:

Years

Flight equipment - Aircraft	6 – 30
Flight equipment - Engines	10
Overhaul	4 – 6
Buildings	25
Machinery and equipment	10
Computers	5

Major overhaul expenditure, including replacement spares and labor costs, is capitalized and amortized over the average expected life between major overhauls (the "built-in overhaul method"). All other replacement spares and other costs relating to maintenance of flight equipment assets, including all amounts payable under "power by the hour" maintenance contracts, are charged to the income statement on consumption or as incurred respectively, as described below in Note 2.25.

The costs of loans attributable to the acquisition of qualifying assets, which necessarily take a substantial period of time to get ready for use, are added to the cost of such assets until the date when they are ready for their intended use.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value is greater than its estimated recoverable amount.

A property, plant and equipment item is written off after disposal or when there are no future economic benefits as a result of the continued use of the asset. Any gains or losses on the sale or disposal of a property, plant and equipment item are determined by the difference between the amounts received from the sale and the carrying amount of the asset and are recognized in profit or loss. When revalued assets are sold, the amounts included in the revaluation reserves are transferred to retained earnings.

(a)           Pre-delivery payments

Pre-delivery Payments (PDPs) paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized in the financial statements at the amount paid translated at the exchange rate ruling at the date of payment. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets are capitalized during the period which the aircraft are built.

In the event that a decision is taken that the aircraft will not be purchased by TAM, but rather it will be leased and it is agreed that the PDPs will be returned to TAM, then the related PDPs are reclassified to other receivables and are remeasured to the present value of the amount expected to be returned to TAM. This amount will, if it is denominated in a foreign currency, be translated at the exchange rate ruling at the reporting date, and any resulting difference recognized in the income statement.

2.13       Impairment of non-current assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an assets, fair value less costs to sell and its value in use. For impairment testing purposes, assets are grouped at the lowest level for

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

which cash flows can be separately identified (cash generating units or "CGUs"). Impaired non-financial assets, except goodwill, are reviewed subsequently for analysis of the possible reversal of the impairment at the reporting date.

2.14        Suppliers

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method. In practice, due to the short term nature of most trade payables, they are usually recognized at the invoiced amount.

2.15        Non-derivative financial liabilities

Other financial liabilities (including loans, senior notes and debentures) are initially recognized at fair value, less transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the related period. The effective interest rate is the rate that discounts exactly estimated future cash flows (including fees and points paid or received that are an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the estimated life of the financial liability or, when appropriate, over a shorter period, to the amount initially recognized.

Loans are classified in current liabilities, unless TAM has an unconditional right not to settle the liability for at least 12 months after the reporting date.

Non-convertible debentures and senior notes are recorded in the same manner as loans.

2.16        Derivative financial instruments

Derivative financial instruments are initially recognized at fair value at the date when a derivative contract is entered into and are subsequently remeasured at fair value. Transaction costs are recognized as expenses as incurred.

Although TAM uses derivatives to mitigate the economic effects of changes in exchange rates and international oil prices, it does not apply hedge accounting. Any changes in the fair value of financial instruments are immediately recognized in profit and loss.

Gains and losses arising from changes in the fair value of fuel derivatives are presented separately in the statement of income.

2.17        Income tax and social contribution

Income tax and social contribution expense represents the sum of current and deferred taxes. The income tax and social contribution expense for the period comprises current and deferred tax. Income tax and social contribution is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. When current and deferred taxes are derived from the initial recognition in a business combination, the tax effect is considered in the recognition of the business combination.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

The current income tax and social contribution charge are calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, it establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss liability is settled. Deferred income tax and social contribution are calculated on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts.

The rates currently defined for the determination of income tax and social contribution, current and deferred, are 25% and 9%, respectively (notes 13 and 32).

Deferred tax assets are recognized to the extent that it is probable sufficient future taxable income will be available for offset against tax losses, considering projections of future income based on internal assumptions and future economic scenarios which may, therefore, suffer changes. The Company's management revises these projections annually.

2.18        Deferred revenue

Deferred revenue accounts comprises advance ticket sales, gains on sale and leaseback transactions (Note 2.24), and revenue related to TAM Loyalty Program Multiplus (Multiplus Fidelidade)  (Note 2.26).

The revenue from Multiplus Fidelidade is initially measured at fair value, against accounts receivable, and is recognized in profit or loss as program points are redeemed.

The Advance ticket sales account comprises tickets sold in the last 12 months but not yet used. These amounts are recognized as revenue when the service is provided or tickets expire.

2.19        Provisions

TAM recognizes provisions when it has a legal or constructive obligation as a result of past events, and a future disbursement of resources to settle the obligation is probable. Provisions are measured at the present value of expenditure required to settle the obligation, using a pre-tax rate discount, which reflects current market assessments of the time value of money and specific risks of the obligation. The increase in the obligation as a result of the passage of time is recognized as finance costs. Provisions are presented net of the related judicial deposits.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the amount can be reliably measured.

2.20        Employee benefits

(a)           Profit-sharing and bonus

The Company recognizes a liability and an expense for bonuses and profit-sharing, based on a Profit Sharing Program and certain operating indicators. The Company recognizes a provision where contractually obliged or where

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

there is a past practice that has created a constructive obligation.

(b)           Share-based payment

TAM operates an equity-settled share-based compensation plan. The shared-based compensation plan is measured at the fair value of equity instruments at the granting date. Details regarding the determination of the fair value of these plans are described in note 30.2.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions used to define the number of options that are expected to vest. At each statement of financial position date, TAM revises its estimates of the number of options that are expected to vest, recognizing the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When share options are exercised by issuing treasury shares, the proceeds received from the exercise of options, net of any directly attributable transaction costs are credited to treasury shares; the difference between the book value of the treasury shares awarded to the employee and the exercise price is recognized in retained earnings.

(c)           Pension plans

TAM only operates defined contribution plans. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

2.21        Share capital

Common shares and non-redeemable preferred shares are classified as stockholder's equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders' equity until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

2.22        Dividends and interest own capital

Dividend distribution and interest on own capital to the company’s shareholders is recognized as a liability in the financial statements at the end of the year. The financial statements reflect only minimum mandatory dividends, provided for in the Company’s statute, of 25% of the net profit. Any value above the minimum mandatory is only accrued on the date they are approved by shareholders in General Meeting (Ordinary / Extraordinary). Tax benefits of interest on equity are recognized in the income statement.

2.23       Earnings per share

Earnings per share are calculated through profit or loss for the year attributable to the Company's controlling and non-controlling stockholders and the weighted average of common shares outstanding in the related year. Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares for the years-ended presented.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

2.24        Lease agreements

Leases are classified at inception. Leases of assets under which TAM has substantially all the risks and rewards of ownership are classified as finance leases. All other types of leases are classified as operating leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between repayment of the liability and finance charges. The corresponding rental obligations, net of finance charges, are included within financial liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The long-term assets acquired under finance leases are depreciated over the shorter of the asset's useful life and the period for which the asset will be leased.

Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Any gains arising on sale and leaseback transactions resulting in finance leases are deferred and recognized in the income statement on a straight-line basis over the period of the lease; gains arising on sale and leaseback transactions resulting in operating leases are generally recognized in the income statement immediately.

2.25        Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The Company recognizes maintenance expenses for its engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided:

  Time and materials contract: under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers. The costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities.

  Power-by-the-hour contracts: under which amounts are contractually payable to the maintenance provider based on hours flown. A liability and a corresponding expense in the income statement are recognized as the hours are flown.

2.26        Revenue

Air transportation revenues (passengers and cargo) are recognized when transportation services are rendered. Revenue in respect of passenger tickets sold but not yet used (advance ticket sales) is treated as deferred income, classified within current liabilities. Revenue for unused tickets is recognized on the ticket expiration date, which is 12 months after the issuance date of the ticket.

The Company sponsors a program (Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using TAM Loyalty Program credit card, or using the services and products of commercial partners. The Loyalty Program award credits when passengers use the flights of TAM or partnering airlines are recognized as a separately identifiable component of revenue based on the estimated fair value of the points awarded. This revenue is deferred, considering the points that are expected to be redeemed based on historical experience, and is recognized in the income statement as passenger revenue when the points are redeemed and passengers uplifted.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

As mentioned in Note 1, beginning on January 1, 2010, the Company transferred the management of the loyalty program to its subsidiary Multiplus. As from January 1, 2010 points will be issued by Multiplus who will sell points to TAM in order to grant such points to its flying customers, as well as to commercial partners. TLA remains responsible for the redemption of points issued up to December 31, 2009.

The revenue from points sold to third parties is initially recognized when the deferred revenue is recognized in the income statement when points are redeemed for awards or, in the case of points that are expected not to be redeemed, is recognized over the points validity period of two years.

Other operating revenues, represented by fees arising from alterations to flight reservations, sub-lease of aircraft, maintenance services provided to other airlines and other services, are recognized when the service is provided.

Interest income is recognized using the effective interest rate method, taking into account the principal outstanding and interest rates in effect up to maturity or the statement of financial position date.

2.27        Segmental information

Operating segment information is presented consistent with the internal report provided to the chief operating decision maker. The chief operating decision maker, responsible for allocating resources and assessing the performance of operating segments, is the Chief Executive Officer.

Starting on January 1, 2010, as a result of the creation of Multiplus, with a reporting structure separate from TAM, the reporting structure was reviewed and since then TAM has two operating segments to be reported: Airlines and Loyalty Program.

The parent company’s individual financial statements have a single operating segment.

2.28        Income statement presentation

On the face of the income statement the following amounts are separately presented:  movements in the fair value of fuel derivatives and revaluations of flight equipment. These items are shown separately as part of operating profit. These are material in terms of nature and amount, and are disclosed separately in order to help users of the financial statements better understand TAM's financial performance.

2.29       Statement of Value Added (“DVA”)

This statement is intended to evidence the wealth created by the Company and its distribution during a certain period and is presented by the Company, as required by Brazilian Corporate Law, as part of its individual financial statements and as supplemental information to the consolidated financial statements, since it is not a statement provided for or mandatory under IFRSs.

The DVA was prepared based on information obtained from accounting records used as a basis for preparing the financial statements and following the provisions contained in CPC 09 – Statement of Value Added. In its first part the statement presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied thereon, other revenues, and the effects of the impairment provision, inputs acquired from third parties (costs of sales and acquisition of materials, energy and outsourced services, including taxes levied on the acquisition, the effects of losses and recovery of asset values, and depreciation and amortization) and the value added received from third parties (equity share in the results of investees, financial income and other income). The second part of the DVA presents the distribution of wealth among personnel, taxes and contributions, remuneration of third-party capital and remuneration of own capital.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

2.30        New and revised standards and interpretations already issued but not yet adopted

(a)           Standards, amendments and interpretations of standards that are not yet in mandatory not early adopted

The IASB issued several IFRS standards, amendments to standards and interpretations during the year ended December 31, 2010, and permitted their early adoption. The Company did not elect the early adoption of any of the new standards or amendments to standards, since they do not yet have equivalent pronouncements issued by the Accounting Pronouncements Committee (CPC), and their adoption is Brazil is not permitted. In view of the commitment of CPC and the Brazilian Securities Commission (CVM) to keeping up-to-date the set of standards issued based on updates made by the International Accounting Standards Board (IASB), it is expected that these pronouncements and modifications will be issued by and approved by CVM by the date of their mandatory application.

  IFRS 9 – Financial instruments, issued in November 2009 and amended in October 2010, introduces new requirements for classification, measurement and derecogntion of financial assets and liabilities. Mandatory for periods beginning on January 1, 2013. IFRS 9 establishes that all recognized financial assets that are within the scope of IAS 39 – Financial instruments: recognition and measurement (equivalent to CPC 38) be subsequently measured at amortized cost or fair value. Specifically, debt instruments that are held under a business model, the purpose of which is receiving contractual cash flows, and that have contractual cash flows that refer solely to payments of principal and interest on the principal amount due are generally measured at amortized cost at the end of subsequent accounting periods. All other debt instruments and investments in equity instruments are measured at fair value at the end of subsequent accounting periods.

  IFRIC 13 - "Customer Loyalty Programmes". The meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programmes. Effective beginning on January 1, 2011.

(b)           Standards, amendments to and interpretations of standards that are not yet effective and are not significant for the Company’s operations:

The following interpretations of and amendments to existing standards were published and are mandatory for the Company’s accounting periods beginning on January 1, 2011, or after this date, or for subsequent periods. However, they are not significant for TAM’s operations:

  Amendment to IAS 32, “Financial Instruments:  Presentation – Classification of Rights Issues”. The IASB amended IAS 32 to permit that rights, options or warrants to acquire a fixed number of an entity’s own equity instruments for a fixed price in any currency be classified as equity instruments, as long as the entity offers rights, options or warrants pro rata to all of its owners of the same class of its own non-derivative equity instruments.  Effective for periods beginning on or after February 1, 2010.

•           IFRIC 19 – “Extinguishment of Financial Liabilities with Equity Instruments”, effective for transactions carried out on or after July 1, 2010. This standard clarifies the accounting treatment when an entity renegotiates the terms of its debts and as a result the liability is extinguished upon the issuance, by the debtor, of shares of its capital on behalf of the creditor.

  Amendments to IFRS 1 on elimination of fixed dates for first-time adopters of IFRSs: on December 20,  2010, IASB issued amendment to IFRS 1 – First-time Adoption of International Financial Reporting Standards (IFRSs), which deals with the elimination of fixed dates for first-time adopters of IFRSs. The amendments replace the fixed date for prospective adoption from January 1, 2004 to the date of transition to IFRSs, so that first-time adopters of IFRSs do not have to apply the derecognition requirements of IAS 39 retrospectively. The modification must be mandatorily adopted for years beginning on or after July 1, 2010.

  IAS 24, “Related Party Disclosures” (revised in 2009). Changes the definition of a related party and modifies certain requirements for government-related entities. Effective beginning on January 1, 2011.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

  Amendment to IFRIC 14, “IAS 19, “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. Removes unintended consequences arising from the treatment of prepayments in some circumstances when there is a minim funding requirement. The results from prepayments of contributions in certain circumstances are recognized as asset, rather than as expense.  Effective for periods beginning on or after January 1, 2011.

Improvements to IFRS in 2010

The amendments are generally applicable for annual periods beginning after January 1, 2011, unless otherwise indicated.

Standard	Main requirements	Applications

IFRS 1 - "First-time Adoption of International Financial Reporting Standards"

(a)    Change in accounting policy in the year of adoption

Clarifies that, if a first-time adopter changes its accounting policies or its use of IFRS 1 exemptions after having published an interim financial report in accordance with IAS 34, "Interim Financial Reporting", the entity should explain the changes and update the reconciliations between prior GAAP and IFRS.

Applied prospectively.

(b)    Revaluation as deemed cost

Permits that entities that adopt the IFRS for the first time use the fair value determined by a specific event as deemed cost, even if the event occurs after the transition date, but before the first IFRS financial statements are issued. When this remeasurement occurs after the date of transition to IFRS, but during the period covered by their first IFRS financial statements, any adjustment subsequent to that fair value determined by the event will be recognized in equity. This event can be, for example, a privatization or acquisition.

The entities that adopted IFRS in prior periods can apply the change retroactively in the first annual period after the change becomes effective, as long as the measurement date is within the period covered by the first IFRS financial statements.

(c)    Use of estimated cost for operations subject to regulated prices (for example, concessionaires of public services)

Entities subject to tariff regulation can use the prior carrying amounts, in accordance with prior GAAP, of property, plant and equipment or intangible assets as deemed cost on an item-by-item basis. The entities that use this exemption are required to test each item for impairment in accordance with IAS 36 at the transition date.

Applied prospectively.

IFRS 3 (R)- "Business Combinations"

(a)    Transition requirements for contingent consideration from a business combination that occurred before the date the revised IFRS became effective.

Clarifies that amendments to IFRS 7 - "Financial Instruments: Disclosures", IAS 32 - "Financial Instruments: Presentation", and IAS 39 - "Financial Instruments: Recognition and Measurement”, which eliminate the exemption of contingent consideration, do not apply to contingent consideration arising from business combinations for which the acquisition dates precede the application of IFRS 3 (as revised in 2008).

Applicable to annual periods beginning on or after July 1, 2010. Applied retrospectively.

(b)    Measurement of non-controlling interests

The choice of measuring non-controlling interests at fair value or based on the proportional share of the acquiree's net assets applies only to instruments that represent current interests and entitle their holders to a proportional share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value, unless another measurement is required by IFRS.

Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively, as from the date when the entity applies IFRS 3 (revised).

(c)    Share-based payment awards  based on non-replaced shares or voluntarily replaced shares

The application guidance in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including share-based payment awards based on non-replaced shares or voluntarily replaced shares.

Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively.

IFRS 7, “Financial Instruments”	Emphasizes the interactions between quantitative and qualitative disclosures on the nature and extent of risks associated with financial instruments.	January 1, 2011 Applied retroactively.

IAS 1 - "Presentation of Financial Statements"	Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.	January 1, 2011 Applied retrospectively.

IAS 27 - "Consolidated and Separate Financial Statements"

Clarifies that consequential amendments from IAS 27 made to IAS 21 - "The Effects of Changes in Foreign Exchange Rates", IAS 28 - "Investments in Associates" and IAS 31 - "Interests in Joint Ventures", apply prospectively to annual periods beginning on or after July 1, 2009, or before this date, when IAS 27(R) is early applied.

Applicable to annual periods beginning on or after July 1, 2010. Applied retrospectively.

IAS 34 - "Interim Financial Reporting"

Offers guidance to illustrate how to apply IAS 34 disclosure principles and adds disclosure requirements regarding:

.     circumstances that probably will affect the fair values of financial instruments and their classification;

.     transfers of financial instruments between different levels of hierarchy of fair value;

.     changes in classification of financial assets; and

.     changes in contingent assets and liabilities.

January 1, 2011 Applied retrospectively.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

3              Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

3.1          Revenue recognition

The revenue related to the loyalty program is deferred based on the number of outstanding points and a historical average rate for non-redemption of points (breakage) in the last 12 months. The fair value of points issued to participants when flying with TAM or partnering airlines is determined based on the weighted average of points sold to trading partners and free tickets granted to passengers. Also, the deferral of revenue depends on the estimate of the quantity of points to be cancelled when they expire after two years from the issuance date.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

3.2          Deferred taxes

TAM recognizes deferred income tax assets and liabilities based on the differences between the carrying amounts shown in the financial statements and the tax basis of the assets and liabilities, using prevailing tax rates. TAM regularly reviews deferred tax assets for recoverability, taking into account historical income generated and projected future taxable income based on a study of technical viability.

3.3          Contingencies

TAM is currently involved in various judicial and administrative proceedings, as described in Note 21. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses (present legal as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated). The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. TAM believes that these contingencies are properly recognized in the financial statements.

3.4          Financial instruments used to mitigate the risks of variations in jet fuel prices

TAM records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices. Sensitivity to movements in the price of oil is discussed in Note 5.

 4.            Adjustments retroactive to the financial statements consolidated for the prior period

As mentioned in note 2.1 (a), at December 31, 2010, the Company decided to change the accounting policy related to recognition of flight equipment revaluation in its consolidated financial statements, in order that the consolidated profit and equity may be equivalent to those presented in the parent company’s individual financial statements since the Brazilian corporate law does not permit the revaluation of assets. This change in accounting policy has effects on the consolidated financial statements presented for comparative purposes for the years ended December 31, 2009 and 2008 previously issued, which were considered material.

The effects of retroactive adjustments at December 31, 2009 and January 1, 2009 are as follows:

	December 31, 2009
	As originally presented	Retrospective adjustment	Ajusted
Effects on balance sheet
Property, plant and equipment	6,910,496	1,223,532	8,134,028
Deferred income tax and social contribution asset	621,788	(427,912)	193,876

Total	7,532,284	795,620	8,327,904

Revaluation reserve	116,504	(116,504)
Retained earnings (accumulated deficit)	(591,525)	113,202	(478,323)

Total	(312,073)	795,620	483,547

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

			January 1, 2009
	As originally presented	Retrospective adjustment	Ajusted
Effects on balance sheet
Property, plant and equipment	9,663,452	(1,566,101)	8,097,351
Deferred income tax and social contribution asset	306,969	532,474	839,443

Total	9,970,421	(1,033,627)	8,936,794

Revaluation reserve	1,146,829	(1,146,829)
Equity valuation adjustment	108,774	23,597	132,371
Accumulated deficit	(700,299)	89,605	(610,694)

Total	555,304	(1,033,627)	(478,323)

			December 31, 2009
	As originally presented	Retrospective adjustment	Ajusted
Effects on profit or loss
Operating expenses	(9,595,826)	40,194	(9,555,632)
Gains (losses) on revaluation of aircraft	(1,207,608)	1,207,608
Operating profit (loss) before income tax and social contribution	650,196	1,247,802	1,897,998
Income tax and social contribution	(212,781)	(436,758)	(649,539)
Profit for the year	437,415	811,044	1,248,459

Earnings per share – basic	2.90		8.30
Earnings per share – diluted	2.90		8.29

Effects on comprehensive income (loss) for the year

Revaluation of property, plant and equipment	(1,017,255)	1,017,255
Profit for the year	437,415	811,044	1,248,459

Total comprehensive income (loss) for the year	(599,944)	1,828,299	1,228,356

5              Financial risk management

5.1         Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other assignments:

•         Decide on the increase in the hedge percentage levels, based on TAM strategic issues, and monitor the comparison between budgeted, TAM and market scenarios;

•         Manage and monitor the risk exposure;

•         Monitor the compliance with the financial risk;

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

•         Decide on the market risk exposure level;

•         Establish financial limits for all institutions authorized to carry out financial instruments derivatives transactions;

•          Monitor the performance of financial instruments derivatives transactions.

These derivatives are contracted in line with TAM's policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes ensuring that the rates in derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative financial instruments with speculative purposes.

5.1.1       Market risks

The Company is exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices, such variations can negatively affect its cash flow and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and requires that counterparts have investment grade credit rating as condition for entering into the transactions.

(a)           Risks relating to variations in the price of jet fuel

One of the most important financial risks of airlines if the volatility of fuel price. The aviation kerosene (QAV) price is linked to the variation of the oil quotation in the international market. The Company has entered into derivative transactions in order to economically financial instruments derivatives itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and minimum levels of 20% of the consumption projected for the first 12 months and 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that prove that the financial instruments derivatives of jet kerosene based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At December 31, 2010 all contracted financial instruments are over the counter.

The Company enters into derivative transactions only with counterparts, all counterparts are classified by the main risk rating agencies (Standard & Poors, Fitch e Moody’s) as minimum investment grade.

As the consumed volume of kerosene is not fully financial instruments derivatives by means of derivatives, increases in the price of kerosene are not fully offset by adjustments of derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company, considering that they will not be fully offset by changes in fair value of derivatives.

The aviation fuel consumed in 2010 and 2009 accounted for 33.2% and 29.0% of the cost of services provided by the Company (note 29).

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

  (b)   Restructuring of derivatives during 2010

On 2010, the Company made a new restructuring of certain of its derivative, whose market value was R$ (221) million at December 31, 2010. The restructuring comprised (i) extending the maturity date of derivatives and the spreading the new maturities over a longer period, extending the term of derivatives, and (ii) reducing the exercise prices. With this action, the Company sought to extend the coverage period of financial instruments derivatives  transactions, adjusting its level of derivatives to the minimum levels required by the policy.

The coverage profile was then distributed over 2011 and 2012, including a small coverage in the first quarter of 2013. For the 12 months, from December 31, 2010 the coverage comprises 25% of the anticipated consumption. The average strike price for transactions currently outstanding maturing in the same period is US$ 87 per barrel. For the period 12 months above will be comprise 15% with the average strike price US$ 93 per barrel. The restructuring of the derivatives occurred in 2010 and 2009, represented a reduction of approximately US$ 75 million of expected disbursement (not audit)

       Derivative financial instruments used as protection of changes in jet fuel prices were accounted for at fair value, with unrealized gains and losses recognized in the income statement. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value.

     (b.1)     Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	December 31, 2010	December 31, 2009	January 1, 2009
% of coverage anticipated for the next 12 months	25%	23%	47%
Average strike price for outstanding derivatives	US$ 87/bbl	US$ 115/bbl	US$ 104/bbl
Market price of WTI	US$ 89/bbl	US$ 79/bbl	US$ 45/bbl

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity:

	2009	2010	2011	2012	2013	Total

At December 31, 2010
Notional amount – thousands of barrels			3,985	2,710	150	6,845
Fair value, net – R$ thousand			(9,791)	(8,536)	(182)	(18,509)

At December 31, 2009
Notional amount – thousands of barrels		3,429	145			3,574
Fair value – R$ thousand		(214,673)	(6,288)			(220,961)

At January 1, 2009
Notional amount – thousands of barrels	7,200	800				8,000
Fair value – R$ thousand	(1,021,928)	(107,057)				(1,128,985)

TAM only contracts derivatives with counterparts which have an investment grade rating issued by S&P, Moody’s or Fitch. The distribution of fair values by credit rating of counterparts is as follows:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Counterparts with external credit rating (Standard&Price, Moody´s ou Fitch)	Trading place	2010 Fair value of derivatives

AAA*	Over the counter	(23,342)
AA+, AA or AA-*	Over the counter	3,671
A+, A or A-*	Over the counter	274

		(19,397)

Fuel derivative asset – WTI		16,463
Fuel derivative liability - WTI		(34,972)

Fuel derivative, net - WTI		(18,509)
Foreign exchange derivatives – see (c ) bellow		(888)

(*) The ratings can be expressed both in the global scale and in local currency. Each agency has a slightly different way to present rating; the table above unifies the presentations in that what we believe is the most well known rating international scale.

(c)           Exchange rate risk

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to financial instruments derivatives against a possible appreciation or depreciation of the Real against the U.S. dollar.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below:

	2010	2011	2012

At December 31, 2010
Notional amount – US$ (thousand)			31,000
Fair value – R$ (note 4.4)			(888)

At December 31, 2009
Notional amount – US$ (thousand)	31,240
Fair value – R$	(21,054)

(d)           Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI - Certificate of Deposit Intermediate.

The Company does not have financial instruments to hedge the cash flow against fluctuations in interest rates.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(e)           Sensitivity analysis

The Company shall provide a sensitivity analysis of the financial instruments, that demonstrates the impact of changes in financial instruments on the Company’s result and its shareholders’equity by considering:

•    Increase and decrease of 10 percentage points  in fuel prices, by keeping constant all the  other variables;

  Increase and decrease of 10 percentage points in dollar exchange rate, with all other variables remaining steady; and

•     Increase and decrease of one percentage point in interest rate, by keeping constant all the other variables.

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 10.4 million / US$ 11.5 million (equivalent to R$ 17.4 million / R$ 19.1 million at December 31, 2010) in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income; in terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed over 2011 until 2013.

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been approximately R$ 535 million / R$ 535 million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR:

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates at December 31, 2010 would increase its aircraft rental and interest expense in 2010 by approximately US$ 26 million (equivalent to R$ 43 million).

A hypothetical 100 basis point increase in domestic market (CDI) interest rates at December 31, 2010 would increase loan and financing interest expenses in 2010 by approximately R$ 9 million.

In addition to the sensitivity analysis above, the Company shall provide a sensitivity analysis of financial instruments, describing the risks that may cause material damage, directly or indirectly by considering the following elements, as determined by CVM Instruction no 475/08:

•         The probable scenario is defined as the one expected by the Company Management and referred by independent external source;

•         The possible adverse scenario considers deterioration of 25% in the major variable that determines the fair value for the financial instrument; and

•         The remote adverse scenario considers deterioration of 50% in the major variable that determines the fair value for the financial instrument.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(e.1) Fuel price

Derivative transactions referenced to crude oil (WTI) in own portfolio are intended to protect fuel consumption. The behavior of WTI prices is highly correlated to aviation kerosene (QAV) prices.

None of the derivative instruments used by the subsidiary TLA is leveraged, and as the fuel consumption volume is not fully hedged by derivatives, increases and/or decreases in fuel prices will not be fully offset by adjustments of derivatives.

Due to restructurings undertaken and the maturity of certain transactions, and the inclusion of new transactions in the book, the current average strike is US$ 89.35/bbl.

As a result, the effect of these transactions on the TLA cash generation will be compared to the decreased QAV cost against that level. (US$ 90/bbl will be adopted as reference). The projections of QAV prices were built based on the results of a simple linear regression.

The net effects of savings in fuel expenses, as opposed to hedge disbursements for 2011, for each of the scenarios, are shown below:

Instrument/transaction	Risk	Scenario I	Scenario II	Scenario III
		(most probable)	(25% fall)	(50% fall)
Average price per barrel	High price QVA	US$ 90/bbl	US$ 67,5/bbl	US$ 45/bbl
WTI financial instruments derivative and consumption QVA – Net gain		R$ (5,333)	R$ 585,276	R$ 1,125,877

 (e.2) Exchange rate

Our methodology for the sensitivity analysis of liabilities denominated in foreign currencies includes the probable scenario based on the exchange rate of R$ 1.6662/US$ at December 31, 2010. Considering the projected cash flows for 2010, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% R$ 2.083 / US$	-25% R$ 1.25 / US$	50% R$ 2.499 / US$	-50% R$ 0.833 / US$

Lease agreement	(289,250)	289,250	(578,499)	578,499
FINIMP	(125,756)	125,756	(251,512)	251,512
Loans in foreign currency	(1,231)	1,231	(2,462)	2,462
Bonds	(21,088)	21,088	(42,176)	42,176
Pre-delivery payments	(102,941)	102,941	(205,883)	205,883

Total	(540,266)	540,266	(1,080,532)	1,080,532

In view of the renegotiation in the first quarter of 2009, renewed in the second  quarter of 2010, one of the contracting parties required a deposit denominated in dollars as guarantee. As deposits in foreign currency are not permitted in Brazil, the transaction was linked to the Bank Deposit Certificate (CDB) pledged as collateral in a Collar, converting the redemption amount from R$ to US$.

The Collar transaction described above is the single exchange hedge transaction held by the Company in own portfolio at December 31, 2010.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

The Company does not have foreign currency hedge at December 31, 2010.

(e.3) Interest rate

For the interest scenario in the foreign market LIBOR (USDLIBOR 3 meses), based on the closing rate at December 31, 2010 of 0.30% per year. we projected for the year 2011, the impact on the cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% 0.38% p.a.	-25% 0.23% p.a.	50% 0.45% p.a.	-50% 0.15% p.a.

Interest expense (R$)	(517)	517	(1,034)	1,034

For the interest scenario in the domestic market (CDI), based on the closing rate at December 31, 2010 of 10.64% per year, we projected the impact on the cash flow arising from the variation of 25% and 50% over the effective tax, as shown below:

	25% 13.30% p.a.	-25% 7.98% p.a.	50% 15.96% p.a.	-50% 5.32% p.a.

Loan and financing interest expense (R$)	(24,876)	24,876	(49,753)	49,753

   5.2       Credit risk

Credit risk refers to the risk that a counterparty will not fulfill its contractual obligations, leading the Company to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held from financial institutions generated by financial investment operations.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparts which have a credit rating of at least BBB-(Baa3) issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, Management does not expect losses due to default of its counterparts and does not have significant exposure to any counterpart separately.

5.3          Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Parent company
	Less	Between	Between
	than	one and	three and		Effect of	Carrying
	one year	two years	five years	Total	discounting	value

Non-derivative financial liabilities
At December 31, 2010
Debentures	392,142	44,342		436,484	(88,684)	347,800
Other (i)	2,870			2,870		2,870

At December 31, 2009
Debentures	252,357	208,759	183,419	644,535	(127,229)	517,306
Other (i)	40			40		40

At January 1, 2009
Debentures	51,464	333,333	166,667	551,464	(22,922)	528,542
Other (i)	107			107		107

(i)   The amount is recorded under: Suppliers and salaries and social charges.

Financial guarantees represent guarantees of liabilities of subsidiaries and are the maximum values. There is no expected loss on these guarantees.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Consolidated
	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At December 31, 2010
Finance lease obligations	684,006	1,279,397	1,140,715	2,315,571	5,419,689	(661,766)	4,757,923
Borrowings	617,525	8,297	2,199	7,228	635,249	(20,209)	615,040
Debentures	418,926	339,085	292,758	237,014	1,287,783	(310,862)	976,921
Senior notes	108,701	164,241	164,241	1,238,874	1,676,057	(667,000)	1,009,057
Refinanced taxes payable under Fiscal Recovery Program	31,156	73,724	146,360	887,023	1,138,263	(698,436)	439,827
Other (i)	989,195				989,195		989,195

At December 31, 2009
Finance lease obligations	616,179	1,238,520	1,575,462	1,801,641	5,231,802	(710,857)	4,520,945
Borrowings	466,687	33,039	3,625	6,991	510,342	(13,054)	497,288
Debentures	396,392	826,373	142,382		1,365,147	(253,683)	1,111,464
Senior notes	81,418	171,634	259,782	1,317,106	1,829,940	(790,215)	1,039,725
Refinanced taxes payable under Fiscal Recovery Program	23,947	54,644	102,114	529,055	709,760	(367,255)	342,505
Others (i)	738,589				738,589		738,589

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Consolidated
	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At January 1, 2009
Finance lease obligations	961,373	1,764,576	1,751,910	3,751,912	8,229,771	(1,781,291)	6,448,480
Borrowings	239,402	228,621	8,310	12,468	488,801	(87,233)	401,568
Debentures	51,464	333,333	166,667		551,464	(22,922)	528,542
Senior notes	51,562	103,269	103,412	882,215	1,140,458	(430,022)	710,436
Others (i)	804,046				804,046		804,046

Derivative financial liabilities
At December 31, 2010
Fuel price risk	(19,686)	(15,286)			(34,972)		(34,972)
Exchange rate risk	(888)				(888)		(888)

At December 31, 2009
Fuel price risk	(214,673)	(6,288)			(220,961)		(220,961)
Exchange rate risk	(21,054)				(21,054)		(21,054)

At January 1, 2009
Fuel price risk	(1,021,928)	(107,057)			(1,128,985)		(1,128,985)

(i)   The amount is recorded under: Suppliers and salaries and social charges.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

5.4          Fair value estimation and fair value hierarchy

The Company disclose the fair value of for financial instruments by level of the following fair value measurement hierarchy below:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 - information, other than quoted prices, included within Level 1 that are adopted by the market for the asset or liability, either directly (such, as prices) or indirectly (that is, derived from prices);

  Level 3 - inputs for assets or liabilities that are not based on the observable data in the market (such as unobservable inputs). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at December 31, 2010.

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

								Parent company
	December 31, 2010			December 31, 2009			January 1, 2009
	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total

Financial assets at fair value through profit and loss
Brazilian government securities (1)	96,064		96,064	256,651		256,651	209,189		209,189
Corporate securities (2)		29,049	29,049		32,327	32,327		68,220	68,220
Other bank deposits (3)		792	792		11	11		381	381
Austrian government notes								84,124	84,124

	96,064	29,841	125,905	256,651	32,338	288,989	209,189	152,725	361,914

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

									Consolidated
		December 31, 2010			December 31, 2009				January 1, 2009
	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total

Financial assets at fair value through profit and loss
Brazilian government securities (1)	812,515		812,515	740,209		740,209	683,779		683,779
Corporate securities (2)		297,424	297,424		93,234	93,234		222,990	222,990
Bank deposit certificate – CDB (3)		34,199	34,199		46,696	46,696		11,164	11,164
Other bank deposits (3)		313,840	313,840		130,883	130,883		324,338	324,338

	812,515	645,463	1,457,978	740,209	270,813	1,011,022	683,779	558,492	1,242,271

Derivative financial assets
Fuel hedge – WTI (4)		16,463	16,463
		16,463	16,463

Derivative financial liabilities
Fuel hedge – WTI (4)		(34,972)	(34,972)		(220,961)	(220,961)		(1,128,985)	(1,128,985)
Foreign exchange derivatives (4)		(888)	(888)		(21,054)	(21,054)

		(35,860)	(35,860)		(242,015)	(242,015)		(1,128,985)	(1,128,985)

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during in the period ended December 31, 2010.

The financial instruments recognized at fair value are determined as follows:

Financial assets measured at fair value through profit and loss:

•         (1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available and correspond to transactions in an active market.

•         (2) Corporate securities – Corresponds, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flow using interest rates when actual transactions are not available.

•         (3) Certificates of deposits and other bank deposits - Fair value has been estimated by discounting estimated cash flows using as input interest market rates.

•         (4) Derivative financial instruments not traded in an exchange, for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

5.5          Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

Capital is managed by means of a leverage ratio. The Company’s capital structure is made up of its net indebtedness, defined as the total of loans, debentures and lease agreements (finance and operating), net of cash and cash equivalents and other short-term financial assets, and of the capital that is defined as the total net equity of shareholders and net indebtedness.

Capital is not managed in the parent company, only in the consolidated.

The Company is not subject to any externally imposed capital requirements.

We define total capital as the total of shareholders’ equity and net debt as defined above:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009

Cash and cash equivalents	(1,012,220)	(1,075,172)	(671,785)
Financial assets at fair value through profit and loss	(1,457,978)	(1,011,022)	(1,242,271)
Borrowings	615,040	497,288	401,568
Debentures and senior notes	1,985,978	2,151,189	1,238,978
Operating lease commitments (Note 35)	1,120,697	1,512,986	2,479,786
Finance lease obligations	4,757,923	4,520,945	6,448,480

Net debt (1)	6,009,440	6,596,214	8,654,756

Total equity	2,627,391	1,294,036	293,500

Total capital (2)	8,636,831	7,890,250	8, 948,256

Leverage ratio (1) / (2)	69.5%	83.6%	96.7%

The decrease in the leverage ratio during the period ended December 31, 2010 resulted from proceeds from: (a) the increase in equity resulting from profit for the period, and (b) the increase in equity resulting from issuance of shares of Multiplus and (c) from capital increase due to the acquisition of TAM Milor. Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2011 fiscal year.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

6              Financial instruments by category

(a)                 Parenty company

Assets, as balance sheet

	December 31,2010
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		125,905	125,905
Accounts receivable and other receivables excluding pre-payments	2,000		2,000
Cash and cash equivalents	113,913		113,913

Total	115,913	125,905	241,818

	December 31,2009
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		288,989	288,989
Accounts receivable and other receivables excluding pre-payments
Cash and cash equivalents	131,952		131,952

Total	131,952	288,989	420,941

	January 1, 2009
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		361,914	361,914
Accounts receivable and other receivables excluding pre-payments
Cash and cash equivalents	46,222		46,222

Total	46,222	361,914	408,136

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Liabilities, as balance sheet

		December 31, 2010
	Liabilities measured at amortized cost	Other financial liabilities	Total

Debentures	347,800		347,800
Accounts payable and other obligations, excluding statutory liabilitites		22	22

Total	347,800	22	347,822

		December 31,2009
	Other financial liabilities	Total

Debentures	517,306	517,306

Total	517,306	517,306

	January 1,2009
	Liabilities measured at amortized cost	Other financial liabilities	Total

Debentures	528,542		528,542
Accounts payable and other obligations, excluding statutory liabilitites		536	536

Total	528,542	536	529,078

(b)                 Consolidated

Assets, as balance sheet

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives used for hedging	Total

Derivative financial instruments			16,463	16,463
Financial assets at fair value through profit and loss		1,457,978		1,457,978
Accounts receivable and other receivables excluding pre-payments (*)	1,556,781			1,556,781
Cash and cash equivalents	1,012,220			1,012,220

Total	2,569,001	1,457,978	16,463	4,043,442

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	December 31, 2009
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		1,011,022	1,011,022
Accounts receivable and other receivables excluding pre-payments (*)	1,121,979		1,121,979
Cash and cash equivalents	1,075,172		1,075,172

Total	2,197,151	1,011,022	3,208,173

	January 1, 2009
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		1,242,271	1,242,271
Accounts receivable and other receivables excluding pre-payments (*)	1,157,239		1,157,239
Cash and cash equivalents	671,785		671,785

Total	1,829,024	1,242,271	3,071,295

Liabilities, as balance sheet

	December 31, 2010
	Liabilities measured at amortized cost	Derivatives used for hedging	Other financial liabilities	Total

Finance lease obligations	4.757.923			4.757.923
Senior notes	1.009.057			1.009.057
Borrowings	615.040			615.040
Debentures	976.921			976.921
Derivative financial instruments		35,860		35,860
Accounts payable and other obligations, excluding statutory liabilitites			989,195	989,195

Total	7,358,941	35,860	989,195	8,383,996

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	December 31,2009
	Liabilities measured at amortized cost	Derivatives used for hedging	Other financial liabilities	Total

Finance lease obligations	4.520.945			4.520.945
Senior notes	1.039.725			1.039.725
Borrowings	497.288			497.288
Debentures	1.111.464			1.111.464
Derivative financial instruments		242.015		242.015
Accounts payable and other obligations, excluding statutory liabilitites			738,589	738,589

Total	7.169.422	242.015	738,589	8,150,026

	January 1, 2009
	Liabilities measured at amortized cost	Derivatives used for hedging	Other financial liabilities	Total

Finance lease obligations	6,448,480			6,448,480
Senior notes	710,436			710,436
Borrowings	401,568			401,568
Debentures	528,542			528,542
Derivative financial instruments		1,128,985		1,128,985
Accounts payable and other obligations, excluding statutory liabilities			804,046	804,046

Total	8,089,026	1,128,985	804,046	10,022,057

7              Cash and cash equivalents

			Parent company			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009

Cash and bank accounts	15,967	286	404	279,280	123,387	105,251
Short-term deposits	97,946	131,666	45,818	732,940	951,785	566,534

Total	113,913	131,952	46,222	1,012,220	1,075,172	671,785

At December, 2010, 2009 and January 1, 2009 no amounts have been used as part of overdraft facilities.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

8          Financial assets at fair value through profit and loss

		Parent company				Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
In local currency
Exclusive investment fund
Brazilian government securities	96,064	256,651	209,189	812,515	740,209	683,779
Corporate securities	29,049	32,327	68,220	297,424	93,234	222,990
Others	792	11	381	59,119	32	1,246
Austrian government note			84,124			84,124
Bank deposit certificates - CDB				34,199	46,696	11,164

	125,905	288,989	361,914	1,203,257	880,171	1,003,303

In foreign
Dual curreny bonds						221,518
Other bank deposits				254,721	130,851	17,450

	125,905	288,989	361,914	254,721	130,851	238,968

				1,457,978	1,011,022	1,242,271

Current				(1,407,698)	(1,011,022)	(1,242,271)

Non - current				50,280

All financial investments are measured at their fair value through profit and loss and held for trading purposes.

Management of marketable securities in the domestic market is primarily performed via exclusive investment funds. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. The average return on these funds in this quarter was 9.87% per annum for the period ended December 31, 2010 (2009 - 10.04% per annum and January 1, 2009 – 11.33 % per annum).

Investments in international markets essentially are comprised by time deposits, notes and overnight transactions, in US dollar, with first tier banks with which the Company maintains business relationships. At December 31, 2010 the annual return contracted on these investments was 0.84% (2009 - 0.37% and January 1, 2009 – (4.89)%).

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

9              Trade accounts receivable

(a)           Breakdown of balances

							Consolidated
		December 31, 2010			December 31, 2009		January 1, 2009
	Domestic	International	Total	%	Total	%	Total	%

Credit cards	970,890	68,686	1,039,576	62.9	767,581	63.8	701,013	56.9
Travel agents	194,354	69,307	263,661	15.9	225,590	18.8	273,939	22.2
Partners – Loyalty Program - Multiplus	80,510	581	81,091	4.8	51,742	4.3	59,507	4.8
On current account	76,049	608	76,657	4.6	46,016	3.8	39,687	3.2
Cargo	5,492	48,228	53,720	3.2	61,198	5.1	79,973	6.5
Other	121,532	18,866	140,397	8.5	50,261	4.2	77,796	6.4

Total	1,448,826	206,276	1,655,102	100.0	1,202,388	100.0	1,231,915	100.0

Provision for impairment	(68,656)	(29,665)	(98,321)		(80,409)		(74,676)

Total	1,380,170	176,611	1,556,781		1,121,979		1,157,239

Trade accounts receivable are maintained in the following currencies:

	December 31, 2010	December 31, 2009	January 1, 2009

Reais	1,448,826	1,038,906	1,124,478
US dollars	26,187	57,638	42,487
Euros	81,028	81,473	40,344
Pounds sterling	14,187	11,308	12,850
Others	84,874	13,063	11,756

	1,655,102	1,202,388	1,231,915

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)                 Aging list – Receivables by due date

1.1.1.1.1.1          Breakdown
	December 31, 2010%		December 31, 2009%		January 1, 2009%

Not yet due	1,329,848	80.3	1,063,035	88.4	1,119,068	90.9
Overdue
Up to 60 days	101,616	6.2	29,493	2.5	20,651	1.7
From 61 to 90 days	61,418	3.7	5,740	0.5	3,796	0.3
From 91 to 180 days	25,032	1.5	10,321	0.9	2,482	0.2
From 181 to 360 days	19,515	1.2	12,093	1.0	27,572	2.2
Over 360 days	117,673	7.1	81,706	6.7	58,346	4.7

	1,655,102	100.0	1,202,388	100.0	1,231,915	100.0

(c)           Provision for impairment of trade receivables

	December 31, 2010	December 31, 2009	January 1, 2009

Balance at the beginning of the year	80,409	74,676	50,240

Charge for the period	30,799	10,398	25,047
Amounts reversed	(12,887)	(4,665)	(611)

Balance at the end of the year	98,321	80,409	74,676

The additions and recovery of accrued receivables were included in "Cost of services rendered" in the statement of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

                Based on the types of receivables and the related risk, Management understands that there is only one class of receivables.

10            Inventories

           breakdown

			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009

Spare parts and materials for repairs and maintenance	188,726	175,155	149,062
Other inventories (*)	10,034	19,937	20,360

Total	198,760	195,092	169,422

(*) “Other inventories” is mainly composed of uniforms, stationery and catering items.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

11                 Derivative Financial Instruments

	December 31, 2010	December 31, 2009	January 1, 2009
Assets
West Texas Intermediate crude oil derivatives
Seagulls	10,620
Collar	5,843

	16,463

Current	(9,895)

Non-current	6,568

Liabilities
West Texas Intermediate crude oil derivatives
Swaps		138,208
Seagulls	34,090	52,974
Collar	882	29,779
	34,972	220,961
Foreign currency forwards
Swaps	888	21,054	1,128,985

	35,860	242,015	1,128,985

Current	(20,574)	(235,727)	(1,021,928)

Non-current	15,286	6,288	107,057

The derivative financial instruments included above are described in Note 5.1.1 (b.1).

12                 Deposits in guarantee

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars and accrue interest based on LIBOR plus a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At December 31, 2010 the balance of deposits was R$ 51,778 (2009 – R$ 59,520 and 2008 – R$ 116,135) corresponding to US$ 31,076 (2009 - US$ 34,185 and January 1, 2009 – US$ 49,694).

13           Deferred Income Tax and Social Contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against tax debts and provided that they refer to the same tax authority.

The movement in deferred income tax and social contribution assets and liabilities during the period ended December 31, 2010, 2009 and January 1, 2009 without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Parent company
Deferred income tax and social contribution	January 1, 2009	Charged/(credited) to the income statement	December 31, 2009

Income tax loss carry forwards	10,692	(445)	10,247
Social contribution carry forwards	5,077	(160)	4,917

Total deferred income tax and social contribution asset	15,769	(605)	15,164

	Parent company
Deferred income tax and social contribution	December 31, 2009	Charged/(credited) to the income statement	December 31, 2010

Income tax loss carry forwards	10,247	(1,435)	8,812
Social contribution carry forwards	4,917	(516)	4,401

Temporary differences:
Provision for contingencies		1,642	1,642
Others (i)		676	676

Total deferred income tax and social contribution asset	15,164	367	15,531

	January 1, 2009	December 31, 2009	December 31, 2010

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	3,560	3,614	13,213
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	12,209	11,550	2,318

Total deferred income tax and social contribution asset	15,769	15,164	15,531

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

				Consolidated
Deferred income tax and social contribution asset	January 1, 2009	Charged/(credited) to the income statement	December 31, 2009	Charged/(credited) to the income statement	December 31, 2010

Income tax loss carry forwards	10,692	71,726	82,418	(20,130)	62,288
Social contribution carry forwards	5,077	37,561	42,638	(20,090)	22,548
Temporary differences:
Provision for derivatives loss
Provision for contingencies	383,855	(318,853)	65,002	(58,906)	6,096
Allowance for losses on inventories and receivables accounts	187,507	16,428	203,935	(109,927)	94,008
Deferred income from sale leaseback transaction	37,508	(14,021)	23,487	15,678	39,165
TAM loyalty program	50,130	(10,909)	39,221	(10,909)	28,312
Gain/(Losses) of revaluation of aircraft	156,653	46,831	203,484	(137,476)	66,008
Finance leases	52,705	(483,094)	(430,389)	(2,496)	(432,885)
Others	4,932	8,639	13,571	35,225	48,796

Total deferred income tax and social contribution asset (liability)	889,059	(645,692)	243,367	(309,031)	(65,664)

Deferred income tax and social contribution liability

Revaluation reserve (Note 25)	(49,616)	125	(49,491)	3,977	(45,514)

Total deferred income tax and social contribution liability	(49,616)	125	(49,491)	3,977	(45,514)

Total deferred income tax and social contribution	839,443	(645,567)	193,876	(305,054)	(111,178)

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	January 1, 2009	December 31, 2009	December 31, 2010

Deferred income tax and social contribution expected to be recovered within 12 months – Netted	58,761	35,659	(65,714)
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	780,681	158,217	(45,464)

Total deferred income tax and social contribution	839,443	193,876	(111,178)

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable.

At December 31, 2010, no tax credits were recognized on the tax losses of foreign subsidiaries in the amount of R$ 66,183 (2009 – R$ 38,655 and January 1, 2009 – 11,328).

Deferred income tax and social contribution are presented at their net amounts as if the entire reported amount corresponded to a single legal entity.

    14               Prepaid aircraft maintenance

Prepaid aircraft maintenance reserves are guarantees to the lessor of the aircraft and/or engines that when the aircraft/engine is returned it can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, in maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner.

At December 31, 2010, amounts maintained into maintenance reserves, are R$ 410,306 (2009 – R$ 408,628 and January 1, 2009 – R$ 383,593).

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

    15               Related parties

(a) Parent company

(i)            Balances

	December 31, 2010	December 31, 2009	January 1, 2009
Current assets
Interest on own capital and dividends receivable
Multiplus S.A.	896
TAM Linhas Aéreas	140,207	223,001	47,057
	141,103	223,001	47,057

Non current assets
Intercompany loans
Pantanal Linhas Aéreas S.A.	14,051
TAM Linhas Aéreas	2,453	18,714
	16,504	18,714
Current liabilities
Related parties
Multiplus S.A.	22
	22
Non current liabilities
Related parties
TAM Linhas Aéreas			536
			536

(ii)           Transactions

Transactions with related parties that affected the results are represented by:

	Parent company
	December 31, 2010	December 31, 2009	January 1, 2009

Administrative expenses
Trademarket license
TAM Milor (i)	122	148	161

Financial result
Intercompany loans
TAM Linhas Aéreas		(400)

(i) Refers to the right to use the “TAM” brand with TAM Milor Taxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor’). This expense was incurred up to June 30, 2010 and is recorded under “Administrative expenses”.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)           Consolidated

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.42% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

Purchases and sales of goods and services were carried out as follows:

(i)   Sale and purchases of goods and services

For the period ended December 31, 2010, TAM received from TAM Viação Executiva S.A. ("Marília"), a company under common control, R$ 153 (2009 - R$ 65 and January 1, 2009 – R$ 130), as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the period ended December 31, 2010 amounted to R$ 1,550 (2009 - R$ 1,550 and January 1, 2009 – R$ 1,550).

The Company signed a contract in March 2005 with TAM Milor Taxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”) for the right to use the “TAM” brand. This contract is valid for a term equal to the current passenger air transport concession of TAM and establishes a monthly fee, adjusted annually by  the IGP-M inflation index, totaling R$ 11,151 (December 31, 2009 – R$ 16,665) for the the income statement up to June 30,2010 , recorded as “Operating expenses”. With the acquisition of TAM Milor by its subsidiary TLA, on July 13, 2010, this expense is no longer incurred.

                (ii) Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009

Salaries	7,681	9,497	9,031
Profit share and bonuses	12,515	9,875	7,326
Share-based payment	15,999	11,409	16,512
Other long-term benefits		810	476

	36,195	31,591	33,345

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

16           Investments

(a)       Balance breakdown – parent company

	TLA	Mercosur	TP	Multiplus	Total

Balances at January 1, 2009 – originally presented	505,532	79,295	30		584,857
Prior year adjustments (see note 38)	(259,163)				(259,163)

Balances at January 1, 2009 – adjusted	246,369	79,295	30		325,694

Equity share of results of investees	1,239,455	31,807		(128)	1,271,134
Stock option plan	11,409				11,409
Exchange variation on foreign subsidiary		(20,103)			(20,103)
Dividends and Interest on capital paid	(223,001)	(27,636)			(250,637)

Balances at December 31, 2009 - adjusted	1,274,232	63,363	30	(128)	1,337,497

	TLA	Mercosur	TP	Multiplus	Pantanal (*)	Total

Balances at December 31, 2009 – adjusted	1,274,232	63,363	30	(128)		1,337,497

Investment acquisition					12,890	12,890
Advance for future capital increase	144,396					144,396
Equity share of results of investees	590,001	4,150	(773)	87,096	(4,653)	675,821
Stock option plan	14,873			1,126		15,999
Capital gain on sale of equity interest				489,115		489,115
Reverstion of revaluation		(7,200)				(7,200)
Exchange variation on foreign subsidiary		(469)				(469)
Dividends payable	(115,955)					(115,955)
Interest on capital payable	(28,436)					(28,436)
Dividends paid		(23,054)		(11,044)		(34,098)
Interest on capital paid				(11,096)		(11,096)

Balances at December 31, 2010	1,879,111	36,790	(743)	555,069	8,237	2,478,464

(*)    Refers to the result as from March 2010, when the Company assumed the investee’s control.

,

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b) Information on subsidiaries

	December 31, 2010
	TLA	Mercosur	TP	Multiplus	Pantanal	Total

Capital	752,727	48,280	30	669,063	22,649
Shareholders’ equity	1,879,111	38,740		758,602	8,237
Shareholders’deficit			(743)
Net income (loss) for the year	590,001	4,370	(773)	118,386	(4,653)

Number of shares – total common	2,064,602	87,653	30,100	161,294,000	117,778,942

Held common	2,064,602	83,253	30,100	161,294,000	117,778,942

Ownership %
In total capital	100	94.98	100	73.17	100
In voting capital	100	94.98	100	73.17	100

Carrying value of investment	1,879,111	36,790	(743)	555,069	8,237	2,478,464

Carrying value adjustment
Equity share of results of investees	590,001	4,150	(773)	87,069	(4,653)	675,821

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	December 31, 2009
	TLA	Mercosur	TP	Multiplus	Pantanal	Total

Capital	752,727	46,183	30	1
Shareholders’ equity	1,274,232	66,711	30
Shareholders´deficit				(128)
Net income (loss) for the year	29,128	33,488		(128)

Number of shares – total common	2,064,602	87,653	30,100	500

Held common	2,064,602	83,253	30,100	500

Ownership %
In total capital	100	94,98	100	100
In voting capital	100	94,98	100	100

Carrying value of investment	1,274,232	63,363	30	(128)		1,337,497

Carrying value adjustment		(20,103)
Equity share of results of investees	1,286,221	31,807		(128)		1,317,900

	January 1, 2009
	TLA	Mercosur	TP	Pantanal	Multiplus	Total

Capital	752,727	46,183	30
Shareholders’ equity	246,369	83,486	30
Shareholders’deficit
Net income (loss) for the year	(1,567,586)	17,976

Number of shares – total common	2,064,602	87,653	30,100

Held common	2,064,602	83,253	30,100

Ownership %
In total capital	100	94,98	100
In voting capital	100	94,98	100

Carrying value of investment	183,670	79,295	30			278,928

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(c)           TAM Linhas Aéreas S.A.

The main captions of the consolidated financial statement of TAM Linhas Aéreas S.A., included in the consolidated financial statements of TAM S.A., are:

	December 31, 2010	December 31, 2009	January 1, 2009

Assets	13,055,611	12,595,489	12,848,288

Liabilities and shareholders’ equity	13,055,611	12,595,489	12,848,288

Net services	11,266,455	9,716,099	10,338,415

Net income / (loss) for the year	590,001	1,302,154	(1,567,586)

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

17           Property, Plant and Equipment  - consolidated

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total
Net book amount January 01, 2009 – adjusted	7,201,042	228,152	58,682	63,997	36,206	426,224	83,048	8,097,351

Cost	9,032,153	262,535	140,061	110,489	36,206	426,224	151,484	10,159,152
Accumulated depreciation	(1,831,111)	(34,383)	(81,379)	(46,492)			(68,436)	(2,061,801)

Net book amount January 01, 2009 – adjusted	7,201,042	228,152	58,682	63,997	36,206	426,224	83,048	8,097,351

Additions (v)	462,966	2,488	10,219	25,953	5,973	172,185	39,149	718,933
Transfers	30,025				(30,025)
Transfer of pre-delivery payments (v)						(138,287)		(138,287)
Disposals/write-offs	(7,947)	(5,164)	(453)	(883)			(365)	(14,812)
Capitalized interest						30,557		30,557
Depreciation	(506,622)	(5,506)	(20,702)	(11,346)			(15,538)	(559,714)

Net book amount December 31, 2009 – adjusted	7,179,464	219,970	47,746	77,721	12,154	490,679	106,294	8,134,028

Cost	9,517,197	259,859	149,827	135,559	12,154	490,679	190,268	10,755,543
Accumulated depreciation	(2,337,733)	(39,889)	(102,081)	(57,838)			(83,974)	(2,621,515)

Net book amount	7,179,464	219,970	47,746	77,721	12,154	490,679	106,294	8,134,028

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total

Net book amount December 1, 2010 – adjusted	7,179,464	219,970	47,746	77,721	12,154	490,679	106,294	8,134,028

Acquired on acquisition of Pantanal at fair value (vi)	13,208		90	71			612	13,981
Transfers of pre-delivery payments (v)	155,577					(306,066)	3	(150,486)
Additions (v)	1,038,528	3,296	3,748	9,385	3,969	282,815	14,899	1,356,640
Transfers				(8,628)	(5)		8,633
Disposals/write-offs	(2,241)	(8,633)	(996)	(522)			(277)	(12,669)
Capitalized interest /other		50	(4)	8	3	9,086		9,143
Depreciation	(584,088)	(5,012)	(18,853)	(11,779)			(19,055)	(638,787)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

At December 31, 2010
Cost	10,722,269	254,572	152,665	135,873	16,121	476,514	214,138	11,966,415
Accumulated depreciation	(2,921,821)	(44,901)	(120,934)	(69,617)			(103,029)	(3,260,302)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(i)  Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, according to CPC 6 - Leases. As of December 31, 2010 TAM has 79 aircraft under finance lease (2009 – 66 aircraft and January 1, 2009 – 64 aircraft).

During the year ended December 31, 2010, the Company received 14 aircraft. Twelve aircraft lease were classified as finance leases and one aircraft A320 and one aircraft A319 was classified as operational lease.

(ii)   Mainly composed by improvements carried out at the São Carlos Technology Center.

  (iii) Amounts disbursed from the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund of prepaid amounts upon the delivery of aircraft by manufacturers is probable. Note 2.12 (a).

(vi)  Basically furniture and vehicles.

(v)   Transfers occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

(vi)   Refers to the initial balance of Pantanal. The movements after the date of acquisition are included in the corresponding line items.

The Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110,499 (2009 – R$ 110,499 and January 1, 2009 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

As described in note 2.12, the Company adopts the policy of reviewing the estimated useful life of property, plant and equipment items annually at the end of each year. The Company analyzed the remaining economic useful life of property, plant and equipment items. As a consequence of the review of this accounting estimate that was intended to realign the useful life and the residual value of assets and, consequently, the remaining depreciation to the residual life of assets, an impact was recorded as a credit to the 2010 depreciation result, in the comparison with the depreciation recorded in the prior period, of R$ 346.

The depreciation expense is recorded in the statement of income within Operating expenses as follows:

	December 31, 2010	December 31, 2009

Cost of services rendered	554,137	480,232
Selling expenses	1,344	1,262
General and administrative expenses	83,316	78,220

	638,797	559,714

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

18           Intangible Assets

	IT Projects (i)	Software	Other intangibles (ii)	License – Slots (iii)	Trademarks and patents (iv)	Total

At January 1, 2009	102,336	19,859	29,897			152,092

Cost	102,336	37,597	29,897			169,830
Accumulated amortization		(17,738)				(17,738)

Net book amount	102,336	19,859	29,897			152,092

At December 31, 2009
Additions	115,777	18,287	1,232			135,296
Write-off	(3,015)					(3,015)
Amortization	(28,232)	(14,440)				(42,672)

Net book amount	186,866	23,706	31,129			241,701

At January 1, 2010

Cost	215,098	55,884	31,129			302,111
Accumulated amortization	(28,232)	(32,178)				(60,410)

Net book amount	186,866	23,706	31,129			241,701

At December 31, 2010
Additions	118,187	3,155	16,555	124,927	168,312	431,136
Write-off	(7,831)					(7,831)
Transfers	349	(349)
Amortization	(40,484)	(20,498)				(60,982)

Net book amount	257,087	6,014	47,684	124,927	168,312	604,024

At December 31, 2010
Cost	325,803	58,690	47,684	124,927	168,312	725,416
Accumulated amortization	(68,716)	(52,676)				(121,392)

Net book amount	257,087	6,014	47,684	124,927	168,312	604,024

(i)     IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. The anticipated amortization period is five years, depending on the useful life of each project.

(ii)   Other intangible are recorded at cost less accumulated amortization and impairment and correspond to payments made to the Star Alliance international airline network. This intangible will be amortized as from the moment

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

when TAM finishes the process of integration into the network and the asset start to be used which is currently expected to occur in the second quarter of 2010.

(iii)  See “Acquisition Pantanal”.

(iv)  See “Acquisition TAM Milor”

The amortization expense is recorded in the statement of income within operating expenses as follows:

	December 31, 2010	December 31, 2009

Cost of services rendered	59,560	41,677
Selling expenses	317	222
General and administrative expenses	1,105	773

	60,982	42,672

(i) Impairment test

Upon the acquisition of Pantanal, the Company identified as intangible asset with indefinite useful life airport slots.   Due to the nature of this asset, the Company conducted an impairment test and did not identify changes in the initial assumptions, not resulting in adjustments to the recognized amount.

We considered for impairment calculation    discounted cash flows projections based on EBIT (Earnings before Interest and Tax) projected for Pantanal for the next 10 years, and from the sixth year on perpetuity was taken into consideration Based on this projection, we noted that the recorded carrying amount will be recovered between five and six years.

Key assumptions used for projection were: growth limited to the load factor (occupancy rate) of 72.5%, (b) discount rate of 13.4% p.a. determined by the Company (Weighted Average Cost of Capital – WACC) and (c) perpetuity for projected cash flows from the sixth year on.

19         Financial Liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

					Parent company
			Fair value			Carrying value
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Current
Debentures	342,977	184,270	27,601	347,800	184,502	28,542

Non-current
Debentures		299,393	483,517		332,804	500,000

	342,977	483,663	511,118	347,800	517,306	528,542

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

				Consolidated
	Fair value			Carrying value
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Current
Finance lease obligations	567,419	497,147	680,440	567,419	497,147	680,440
Senior notes	25,477	12,064	4,372	24,350	13,040	9,336
Borrowings	581,323	523,989	202,172	600,382	458,602	191,835
Debentures	399,604	281,738	27,601	379,942	275,896	28,542

	1,573,823	1,314,938	914,585	1,572,093	1,244,685	910,153

Non-current
Finance lease obligations	4,190,502	4,023,798	5,768,040	4,190,504	4,023,798	5,768,040
Senior notes	1,030,287	949,846	328,335	984,707	1,026,685	701,100
Borrowings	14,193	44,202	221,034	14,658	38,686	209,733
Debentures	627,873	853,256	483,517	596,979	835,568	500,000

	5,862,855	5,871,102	6,800,926	5,786,848	5,924,737	7,178,873

19.1        Finance lease obligations

				Consolidated
	Monthly payments expiring	December 31, 2010	December 31, 2009	January 1, 2009

Local currency
IT equipment	2012	21,261	34,832	27,551

Foreign currency –
Aircraft	2022	4,596,119	4,319,859	6,176,550
Engines	2017	136,601	160,657	244,379
Machinery and equipment	2012	3,942	5,597

		4,757,923	4,520,945	6,448,480

Current		(567,419)	(497,147)	(680,440)

Non-current		4,190,504	4,023,798	5,768,040

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	December 31, 2010	December 31, 2009	January 1, 2009

No later than one year	684,008	616,179	961,373
Later than one year and no later than five years	2,420,112	2,813,982	3,516,486
Later than five years	2,315,571	1,801,641	3,751,912
Effect of discounting	(661,768)	(710,857)	(1,781,291)

	4,757,923	4,520,945	6,448,480

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

At December 31, 2010, the Company through its subsidiaries TLA, Mercosur and Pantanal, has 79 aircraft (2009 – 66 aircraft and January 1, 2009 – 64 aircraft) under finance leases.

19.2         Senior Notes

			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009

TAM Capital, Inc. (i)	499,380	520,681	710,436
TAM Capital 2, Inc. (ii)	509,677	519,044

	1,009,057	1,039,725	710,436

Current	(24,350)	(13,040)	(9,336)

Non-current	984,707	1,026,685	701,100

(i)     On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring in debt issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)     On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015 and at specified redemption dates thereafter. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

19.3      Borrowings - consolidated

(a)     Balance composition

	Guarantees	Interest rate (effective rates for 2010 and 2009)	Payment term and the year of last payment	December 31, 2010	December 31, 2009	January 1, 2009
Local currency
FINEM – Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p,a. and 10.8%p.a.)	Monthly until 2011	13,704	28,655	43,554
FINEM –Sub credit B (ii)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. 10.5% p.a.)	Monthly until 2012	2,026	4,023	7,984
Others			Monthly until 2013	3,640	6,533	9,261

				19,370	39,211	60.799
Foreign currency
FINIMP (iii)	Promissory notes from a minimum of US$ 1,338 thousand to a maximum at US$ 32,605 thousand	Annual LIBOR + 1.05% p.a. to 6.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annual until 2011	506,913	284,760	167,289
International Finance Corporation – IFC (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR 1.6% p.a.(1.1% p.a. and 3.0% p.a.)	Half-yearly until 2010		7,247	28,900
International Finance Corporation – IFC (Working capital) (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	7,272	12,476	23,493
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	8,921	9,898	14,013
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 2.65% p.a	Monthly until 2011	68,649	139,870	107,074
Others (vii)				3,915	3,826

				595.670	458,077	340.769

				615.040	497,288	401.568

Current				(600,382)	(458,602)	(191,835)

Non -current				14,658	38,686	209.733

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate,

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Non-current maturities are as follows:

Year	December 31, 2010	December 31, 2009	January 1, 2009
2010			60,573
2011		24,791	132,559
2012	6,027	5,697	5,531
2013	1,068	860	1,221
2014	696	727	976
2015	739
After 2015	6,128	6,611	8,873

	14,658	38,686	209,733

(b)  Description of the loans and financings:

   (i)       Loan obtained in order to finance the investment plan of 2004 and  2005 focused on expanding the São Carlos technological center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)       TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into to 2006, with Unibanco – União de Bancos Brasileiros, Banco Bradesco S.A. and Banco do Brasil S.A.

 (iii)   TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil, Santander, Itaú and Bradesco have maturities through December 2011.

(iv)    On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) to Airbus aircraft.

(v)       Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)      On December 28, 2007, TLA entered into a loan agreement of loan with Banco BNP Paribas to finance up to US$ 117.1 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vii)   Contract for acquisition of IT equipment software and related services.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

19.4        Debentures

	Parent company			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009

TAM S.A. (i)	347,800	517,306	528,542	347,800	517,306	528,542
TAM Linhas Aéreas S.A. (ii)				629,121	594,158

	347,800	517,306	528,542	976,921	1,111,464	528,542

Current	(347,800)	(184,502)	(28,542)	(379,942)	(275,896)	(28,542)

Non-current		332,804	500,000	596,979	835,568	500,000

Non-current maturities are as follows:

Year	December 31, 2010	December 31, 2009	January 1, 2009
2010			166,667
2011		349,057	166,667
2012	98,092	349,162	166,666
2013	98,887	137,349
2014	100,000
2015	100,000
After 2015	200,000

	596,979	835,568	500,000

(i)    TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring in debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at the rate equivalent of 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At December 31, 2010 the effective interest rate was 10.19% (2009 – 10.32% and January 1, 2009 – 14.29%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by CPC/IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements, the coverage ratio of the company's debt has increased. It should be noted that this index remained impaired in the fiscal year ended

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

December 31, 2010, failing to reach the limit now agreed. In this sense these debentures would be subject to early maturity, not automatic, since this salary is subject to the completion and approval at a General Meeting of Debenture

At the debenture holders’ meeting on February 7, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, solely for the year ended December 31, 2010, in the event of the issuer not complying with a debt coverage ratio not lower than 130% and the payment of a waiver award to be paid to debenture holders, in view of the approval of the change, equivalent to 1.70% of the unit price at the payment date, to be paid on March 1, 2011. Therefore, the Company's balance sheet reporting date is not in default of its obligations agreed in the indenture of debentures. Additionally, the Company evaluated its other financing agreements, including lease, and concluded that there are no other funding should be reclassified to current liabilities.

In compliance with the CPC/IFRS, the Company reclassified the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166,376.

(ii)   TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 to January 24, 2012. The cost of this renegotiation was R$ 3,000.

Payment of interest has been modified from monthly payments to semiannual payment, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.2%), calculated and published by CETIP (The custodian and liquidation agent). The effective interest rate was 12.09% p.a for period ended December 31, 2010 (2009 –12.5%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

20           Deferred Income

	Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009

Advance ticket sales	942,167	1,008,308	819,780
TAM loyalty program (i)	825,265	656,266	507,708
Sale and leaseback – deferred gains (ii)	100,169	133,916	147,441

	1,867,601	1,798,490	1,474,929

Current	(1,801,181)	(1,698,321)	(1,105,719)

Non-current	66,420	100,169	369,210

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(i) As from January 1, 2010, the subsidiary Multiplus assumed the exclusive management of TAM Loyalty Program. The deferred revenue of TAM Loyalty Program is recorded based on the number of outstanding points and a historical average rate for non redemption of points (breakage) in the last 12 months.

(ii) The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the income statement on a straight-line basis through to 2013.

21           Other Liabilities

			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009

Reorganization of Fokker 100 Fleet (i)	13,860	24,154	51,186
Maintenance provision – “Power by the hour”	252,534	164,255	142,421
Other liabilities	106,736	109,233	238,477

	373,130	297,642	432,084

Current	(135,658)	(123,696)	(149,091)

Non-current	237,472	173,946	282,993

(i) Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the reschedule overdue installments for an original amount of R$ 49,599.

On December 31, 2010, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 13,860 (December 31, 2009 – R$ 24,154 and January 1, 2009 – R$ 51,186) equivalent to US$ 8,318 thousand (December 31, 2009 – US$ 13,871 thousand and January 1, 2009 – US$ 21,903).

22           Provisions

(a)    Changes in the reserve for contingencies

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at December 31, 2010, the value of provisions and the corresponding judicial deposits recognized were as follows:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

							Consolidated
	January 1, 2009	Additional Provisions (Deposits)	(Reversals)	Payments	Financial charges	REFIS (Note 24)	December 31, 2009

Pis and Cofins	392,150		(70,812)		21,167	(342,505)
Additional tariff (i)	420,338	55,062			40,063		515,463
Airline staff fund (ii)	100,420	24,448			10,221		135,089
Labor contingencies	24,180	3,564		(9,068)			18,676
Civil litigation	57,412	21,231		(11,115)	(149)		67,379
Other tax contingencies	38,228	1,721		(799)	1,072		40,222
Total	1,032,728	106,026	(70,812)	(20,982)	72,374	(342,505)	776,829

(-) Judicial deposits	(84,928)	(28,408)		3,066	14		(110,256)

Total	947,800	77,618	(70,812)	(17,916)	72,388	(342,505)	666,573

						Consolidated
	December 31, 2009	Recognized on acquisition of Pantanal	Additional Provisions (Deposits)	(Reversals)	Financial charges	December 30, 2010

Additional tariff (i)	515,463		39,895	(585,914)	30,556
Airline staff fund (ii)	135,089		28,473		10,664	174,226
Labor contingencies	18,676	1,200	1,087	(33)		20,930
Civil litigation	67,379		18,892			86,271
Other tax contingencies	40,222	9,190	7,713	(10,119)	1,125	48,131
Total	776,829	10,390	96,060	(596,066)	42,345	329,558

(-) Judicial deposits	(110,256)	(267)	(14,768)	4		(125,287)

Total	666,573	10,123	81,292	(596,062)	42,345	204,271

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)      Summary of the main reserve for contingencies

(i)     Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order. In September 2010, the Supremo Tribunal de Justiça (Superior Court of Justice) confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% on the air fare for all tickets sold by the regular domestic lines.

         In the light of such event, the Company reversed the accounting provision thereof on R$ 585,914 (R$ 439,437 net of income tax), related to the period from June 2001 up to August 2010. The reversal has been recognized in the statement of income in the following line items and for the following amounts:

December 31, 2010

Revenue - Sales taxes and other deductions	39,895
Operating expenses - General and administrative expenses (note 29)	364,854
Finance costs	181,166
Deferred income tax	(146,478)

439,437

(ii)  Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that Management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision at that date was required. The estimated amounts are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009

Tax contingencies
ICMS	383,374	286,799	185,033
IRPJ e CSLL	136,216	114,519	103,046
Special customs regime for temporary	102,594	102,644	102,644
Others	134,026	186,808	172,843
	756,210	690,770	563,566

Civil litigation	30,911	31,915	32,001
Labor contingencies	316,485	231,257	192,353

	1,103,606	953,942	787,920

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

23           Refinanced taxes payable under fiscal recovery program (REFIS)

In November 2009, TLA applied to the Fiscal Recovery Program (REFIS), established by Law n° 11,941/09 and Provisional Measure, N° 449/2009, REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities.

The general conditions of the effects of applying to REFIS are summarized below:

(a)     Payment will be made in 180 monthly installments of tax debt amounting to R$ 342,505 and payment in one single installment of tax debts of R$ 10,426 out for which judicial deposits exists in the amount of R$ 9,484.

(b)     Tax debts included into the REFIS:

					Consolidated
	December 31, 2010				December 31, 2009
	Original amount	Penalties	Interest	Total	Total

PIS (i)	42,757	3,464	42,640	89,861	77,846
COFINS (i)	192,743	1,784	114,296	308,823	264,659
Others	20,209	2,548	18,386	41,143

	255,709	7,796	176,322	439,827	342,505

Current (*)				(23,152)	(22,834)

Non-current				416,675	319,671

(*)    The amount is recorded under “Taxes, charges and contribution” in current liabilities.

(i)    As further explained in Note 23 corresponds to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax. In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

(c)   In 2009, a gain has been recognized for the reduction of penalties and interest previously, provided for amounting to R$ 70,812. Of the total amount, R$ 24,448 were recognized under “operating expenses – Other and the amount of R$ 46,364 was recorded as a reduction in Finance costs both in the income statement for the year ended December 31, 2009. The gain corresponds to the reductions established by Law 11941/09 for payment of the taxes in 180 months consisting of reduction of 60% of the amount of  penalties and 25% of the amount of late payment interest.

   (d)   By applying to the REFIS, the Company commits to make the monthly payments and not become overdue more than 90 days and to withdraw all lawsuits (and any resulting legal rights) it has begun with respect to the taxes included in REFIS. If those commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be determined based on the amounts originally due.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

24          Share Capital and Reserves

(a)    Authorized capital

At December 31, 2010 the authorized capital was R$ 1,200,000 (2009 – R$ 1,200,000 and January 1, 2009 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

(b)   Subscribed share capital

At December 31, 2010 the subscribed share capital is comprised of 156,206,781 shares (2009 – 150,585,147 and January 1, 2009 – 150,585,147) fully paid nominative shares without nominal value, of which 55,816,683 (2009 – 50,195,049 and January 1, 2009 – 50,195,049) are common shares and 100,390,098 (2009 – 100,390,098 and January 1, 2009– 103,390,098) are preferred shares.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85% (unaudited).

The change in capital is summarized as follows:

	Number of shares	Common shares	Preferred shares	Capital

At January 1, 2009	150,585,147	50,195,049	100,390,098	675,497

At December 31, 2009	150,585,147	50,195,049	100,390,098	675,497

Capital increase as per BDM (*) of 11/05/2010	5,621,634	5,621,634		144,395

At December 31, 2010	156,206,781	55,816,683	100,390,098	819,892

(*) Board of Directors’ Meeting. See “Acquistion TAM Milor” note 1.

At December 31, 2010, the market value of shares is R$ 39.14 per share, while the book value of shares at the same date is R$ 17.36 per share.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(c)          Payment of dividends and interest on own capital

Under Tam S.A. bylaws, shareholders are entitled to a mandatory minimum dividend equivalent to 25% of the net profit for the year, as per the parent company’s individual financial statements, prepared in conformity with accounting practices adopted in Brazil Interest on capital, deductible for tax purposes, that have haven paid or credited, may be deducted from the mandatory dividends. Preferred shares have priority in capital reimbursement and to right to dividends in the minimum amount equivalent to those paid on common shares. Dividends are subject to approval at the Annual General Meeting and are as follows:

December 31, 2010

Profit for the year	637,420
(-) Legal reserve- 5%	(31,871)

(=) Profit to be distributed	605,549

Minimum mandatory dividends	(151,387)
Number of shares per thousand shares	151,185

Dividends per share – R$	(1,00)

Minimum mandatory dividends proposed per share	(1,00)
Minimum mandatory dividends proposed	(151,387)

25          Capital reserve

(i)            Share premium

The share premium reserve arose on the subscription of shares in TAM, due to the fair value of net assets received being greater than the nominal amount of the share capital issued.

(ii)           Treasury shares

The movement of treasury shares during the year ended December 31, 2010 is presented below.

	Quantity of shares	Thousands of reais	Average price per share - Reais

At January 1, 2009	402,311	(11,370)	28.26

At December 31, 2009	402,311	(11,370)	28.26

Resale of treasury shares	(189,731)	5,362	28.26

At December 31, 2010	212,580	(6,008)	28.26

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

During the period ended December 31, 2010, 189,731 shares held in treasury were sold to be issued to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (AGE) of May 16, 2005.

The market value of the share based on the closing quote in the São Paulo stock exchange for the period ended December 31, 2010, is R$ 39.14 (2009 – R$ 38.21 and January 1, 2009 – R$ 19.09) per preferred share.

(iii)         Stock options

The credit relating to the expense for stock options is recorded in this reserve, and is released to retained earnings when options are exercised or expire. Note 30.2.

26        Legal reserve

(i)            Legal reserve

Brazilian law requires that a legal reserve is constituted by appropriating 5% of profit for the year until the legal reserve reaches 20% of the amount of share capital.

27          Carrying value adjustments

 (i)           Currency translation adjustment

The effects of exchange rate changes during the year on net assets of foreign operations at the beginning of the year and the difference between their profit for the year at average and year-end exchange rates are recorded in the currency translation adjustment reserve.

(ii)           Revaluation reserve

As permitted by Law 11638/07 and CPC Pronouncement 13 – First-time Adoption of Law 11638/07, the Company adopted the net book value as of December 31, 2007 as the new cost value of revalued items. The revaluation reserve is realized in the same proportion of the depreciation, write-off or sale of the revalued asset, with a contra entry to the retained earnings (accumulated deficit) account. In the year ended December 31, 2010 realization totaled R$ 9,299, net of tax effects (2009 - R$ 1,831 and January 1, 2009 – R$ 2,763). Of the total amount of the reserve, R$ 28,733 (2009 - R$ 335,327 and January 1, 2009 – R$32,225) corresponds to the revaluation of land and buildings, which will only be realized upon the eventual write-off of assets.

28           Revenue

TAM had no major customers which represented more than 10% of revenues in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

(a)                 By type of service rendered

	December 31, 2010%		December 31, 2009%		Variation (%)
					2010 - 2009

Domestic
Passenger	5,870,880	49.8	5,331,765	52.6	10.1
Cargo	510,785	4.3	583,830	5.7	(12.5)

	6,381,665	54.1	5,915,595	58.3	7.9

International
Passenger	3,284,473	27.8	2,675,186	26.4	22.8
Cargo	601,898	5.1	498,128	4.9	20.8

	3,886,371	32.9	3,173,314	31.3	22.5

Others
Loyalty Program (TAM)	381,519	3.2	538,950	5.3	(29.2)
Loyalty Program (Multiplus)	444,893	3.8			100.0
Travel and tourism agencies	61,531	0.5	59,635	0.6	3.2
Others (includes expired tickets)	642,804	5.4	451,647	4.5	42.3

	1,530,747	13.0	1,050,232	10.4	45.8

Total gross	11,798,783	100.0	10,139,141	100.0	16.4

Sales taxes and other deductions	(420,092)		(373,635)

Revenue	11,378,691		9,765,506

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)                 By geographic location of the Company’s destinations

	December 31, 2010%		December 31, 2009%		Variation (%) 2010 -2009

Brazil	7,912,412	67.0	6,965,826	68.7	13.6
Europe	1,958,730	16.6	1,440,352	14.2	36.0
North America	1,057,091	9.0	862,529	8.5	22.5
South America (excluding Brazil)	870,550	7.4	870,434	8.6	0.1

Total gross	11,798,783	100.0	10,139,141	100.0	16.4

Sales taxes and other deductions	(420,092)		(373,635)

Revenue	11,378,691		9,765,506

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

29                Costs and operating expenses by nature

					Consolidated
					December 31, 2010
	Cost of services rendered	Selling	General and administrative	Total	%

Personnel	1,881,905	247,283	191,220	2,320,408	22.3
Director’s fee	1,895		6,125	8,020	0.1
Fuel	3,451,198			3,451,198	33.2
Depreciation and amortization	613,687	1,661	84,421	699,769	6.7
Maintenance and repairs (excluding personnel)	612,262			612,262	5.9
Aircraft insurance	51,982			51,982	0.5
Take-off, landing and navigation aid charges	609,447			609,447	5.9
Leasing of aircraft, engines and equipment under operating leases	447,112	7,252	16,619	470,983	4.5
Third party services	166,691	262,696	343,907	773,294	7.4
Marketing and related expenses		959,843		959,843	9.2
Reversal of additional tariff (Note 23 (b))			(364,854)	(364,854)	(3.5)
Other	353,788	274,966	180,572	809,326	7.8

	8,189,967	1,753,701	458,010	10,401,678	100.0

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

					Consolidated
					December 31, 2009
	Cost of services rendered	Selling	General and administrative	Total	%

Personnal	1,614,109	183,955	168,510	1,966,574	20.5
Director’s fee	5,181		13,415	18,596	0.2
Fuel	2,741,253			2,741,253	28.7
Depreciation and amortization	521,909	1,484	78,993	602,386	6.3
Maintenance and repairs (excluding personnel)	640,433			640,433	6.7
Aircraft insurance	63,681			63,681	0.7
Take-off, landing and navigation aid charges	585,890			585,890	6.1
Leasing of aircraft, engines and equipment under operating leases	525,200	9,352	15,213	549,765	5.8
Third party services	167,556	301,096	318,913	787,565	8.2
Marketing and related expenses		854,701		854,701	9.0
Other	355,732	182,164	206,892	744,788	7.8

	7,220,944	1,532,752	801,936	9,555,632	100.0

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

30           Employee Benefits

Personnel costs are composed of the following amounts:

		Consolidated
	2010	2009

Salaries and bonuses	1,844,562	1,527,390
Defined contribution pension plan	27,090	23,619
Share based payment	15,999	11,407
Taxes and social contributions	440,777	422,754

	2,328,428	1,985,170

30.1        Profit-sharing and bonuses

               In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, management recorded a provision for payment of this benefit within “Salaries and social charges” totaling R$ 103,358 at December 30, 2010 (2009 – R$ 26,955).

30.2        Share-based payment

(a)          TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized that the Board of Directors may grant stock options to employees up to 2% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At January 1, 2009	1,701,328	37.31

Granted	(33,888)	42.81

At December 31, 2009	1,667,440	36.55

Exercised	(165,868)	14.40
Granted	(343,924)	39.67
Unvested options forfeited	1,051,467	23.99

At December 31, 2010	2,209,115	114.61

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of seven years.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights. The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date.

.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	1st grant	2nd grant	3rd grant	4th grant	1st Special grant	2nd Special grant	3rd Special grant	4th Special grant	Total or weighted average

Date	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	02/29/2008	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,467	230,000	11,595	230,000	230,000
Exercise price at grant date	14.40	43.48	39.67	25.11	38.36	30.24	24.59	20.53
Risk free interest rate - %	17.93%	13.13%	10.95%	9.38%	10.82%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5	4.5
Expected dividend yield - %	0.00%	0.32%	0.58%	0.55%	0.58%	0.56%	0.55%	0.55%
Share price volatility - %	34.24%	41.29%	42.30%	51.47%	40.48%	43.66%	51.32%	52.14%
Market share price - R$	45.00	61.00	44.03	24.30	50.10	35.48	30.31	41.92
Fair value at grant date – R$	39.64	41.11	25.09	13.57	28.28	19.33	17.95	29.91

Number of options outstanding (i)	261,719	154,724	494,610	591,467	230,000	11,595	230,000	230,000	2,209,115
Number of options exercisable (i)	266,719	103,149	248,203		230,000	11,595			859,666
Exercise price (adjusted by IGP-M) (i)	19.36	56.89	48.50	26.99	48.33	51.68	49.23	21.81
Remaining average term (i)	0.28	1.28	2.38	5.13			2.38	4.50	3.06

(i) At December 31, 2010.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(b)       Multiplus

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At December 31, 2009

Unvested options forfeited	1,660,759	18.07

At December 31, 2010	1,660,759	18.07

Under the plan, options assigned for regular grant are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively, if they are still employed by the Company on the occasion. The contractual life of options is of seven years afer the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Number of options granted	98,391	36,799	1,370,999	154,570
Exercise price at grant date	27.33	31.55	27.33	27.33
Risk free interest rate - %	10,16	10,16	10,16	10,16
Average term	5.0	5.0	5.25	4.25
Expected dividend yield - %	0.67	0.57	0.67	0.67
Share price volatility - %	30.25	31.21	30.25	30.25
Market share price - R$	26.90	31.55	26.90	26.90
Fair value at grant date – R$	11.58	14.06	16.91	10.53

Number of options outstanding (i)	98,391	36,799	1,370,999	154,570	1,660,759
Number of options exercisable (i)
Exercise price (adjusted by IGP-M) (i)	28.20	32.23	16.51	28.20
Remaining average term (i)	5.0	5.0	5.25	4.25

(i) At December 31, 2010.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

31           Net Finance Result

	Parent company		Consolidated
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Finance income
Interest income from financial investments	30,993	31,288	136,642	82,106
Encargos de mútuo	1,065	561
Exchange gains			1,439,709	2,303,737
Other (i)	1,718	1,906	198,138	26,843

	33,776	33,755	1,774,489	2,412,686
Financial expenses
Exchange losses			(1,196,576)	(582,192)
Interest expense (ii)	(42,821)	(51,812)	(416,364)	(421,851)
Other	(6,302)	(1,892)	(59.163)	(37,371)

	(49,123)	(53,704)	(1,672,103)	(1,041,414)

Finance result, net	(15,347)	(19,949)	102,386	1,371,272

(i) Includes the reversal of interest expense from the additional tariff of R$ 181,166 occurred in September 2010 (Note 23 (b)).

(ii) The average monthly average for interest capitalization at December 31, 2010 was 0.16% (2009 – 0.18%)

Exchange gain recognized at December 31, 2010 with respect to finance lease liabilities amounted to R$ 231,738 (2009 – R$ 1,404,895) while interest expense on such finance lease liabilities amounted to R$ 106,103 (2009 - R$ 166,839).

32           Income Tax Expense

(a)                 Income tax and social contribution expense

	Parent company		Consolidated
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Current tax	(4,527)	218	(142,000)	(3,972)
Deferred tax	367	(605)	(305,054)	(645,567)

	(4,160)	(387)	(447,054)	(649,539)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to earnings of consolidated entities  as follows:

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Parent company		Consolidated
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
				(Adjusted)
Profit before income tax and social contribution	641,580	1,293,931	1,115,984	1,897,998
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	(218,137)	(439,936)	(379,434)	(645,319)

Taxes effects on permanent (additions) deductions
Equity in the results of investees	229,779	448,086
Non deductible expenses	(402)		(34,104)	(24,091)
Result of foreign subsidiaries	(8,813)		(8,813)
Tax credit on interest paid on own capital	8,499		29,080
Tax debit on interest received on own capital	(17,654)		(17,654)
Unrecognized tax credits on tax losses			(1,539)	(43)
Unrecognized tax debits/credits on profits earned abroad			(25,946)	29,876
Tax credits related to social contribution on taxes with suspended payment			(3,583)
Share-based compensation			(5,580)	(3,879)
Other	2,568	(8,537)	519	(6,083)

Income tax and social contribution tax credit	(4,160)	(387)	(447,054)	(649,539)

Effective rate %	0.65	0.03	40.1	34.2

The years from 2005 to 2009 are open to review by Brazilian tax authorities.

(b)           Transition Tax Regime - RTT

The Transition Tax Regime has been established by Law 11638/07 in order to maintain the same tax rules for determining taxable income irrespective of any changes introduced to accounting practices adopted in Brazil.

RTT is option for the tax years ended December 31, 2008 and 2009 and the Company has opted to apply it and has been used to determine taxable income for such years.

33           Earnings per Share

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

	Parent company and consolidated
	December 31, 2010	December 31, 2009
		(Adjusted)
Profit attributable to equity holders of the company	637,420	1,246,778

Weighted average number of shares issued (in thousands)	151,448	150,585
Weighted average Treasury shares (in thousands)	(263)	(402)

Weighted average number of shares outstanding (in thousands)	151,185	150,183

Basic earnings per share (Reais per share)	4.22	8.30

(b)           Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

	Consolidated
	December 31, 2010	December 31, 2009

Profit attributable to equity holders of the company	637,420	1,246,778

Weighted average number of shares outstanding (in thousands)	151,185	150,183
Adjustments for share options (in thousands)	425	263

Weighted average number of shares for diluted earnings per share calculation (in thousands)	151,610	150,446

Diluted earnings per share (Reais per share)	4.20	8.29

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

34           Cash from operations

	Parent company		Consolidated
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
		(Ajusted – note 38)		(Ajusted – note 4)
Profit for the year	637,420	1,246,778	668,930	1,248,459

Adjustments for
Deferred income tax and social contribution (Note 32 (a))	(367)	605	305,054	645,567
Depreciation and amortization (Note 29)			699,769	602,386
(Profit)/loss on disposal of property, plant and equipment / intangible (see below)			(13,671)	(19,918)
Foreign exchange losses/(gains) and interest expense		50,717	97,473	(1,580,891)
Equity share of the results of investees	(675,821)	(1,271,134)
Other provision	1,987		298,352	(1,598)
Deferred income			88,527	323,345
Provision for contingency	30		85,908	69,128
Reversal of provision of contingency			(585,914)
Charges	41,295
Stock options plan			15,999	11,409

Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)
Financial assets measurement through profit and loss	163,084	72,925	(446,956)	231,249
Inventories			14,501	(25,887)
Assets held for sale				29,274
Trade account receivables			(469,709)	24,862
Taxes recoverable		(9,202)	(85,681)	21,444
Taxes and contributions for offset	3,243
Prepaid expenses	60		(13,878)	371
Judicial deposits	(174)		(14,764)
Prepaid aircraft maintenance			(1,678)	(25,035)
Other assets	41	342	67,889	97,876
Suppliers	22		85,942	(55,113)
Salaries and social charges	821	(67)	45,622	(10,342)
Taxes, charges and contributions	2,382	414	323,403	(9,414)
Other liabilities	19	(36)	59,938	(103,037)
Financial instruments derivatives			(222,618)	(886,970)

Cash generated from operations	174,042	91,342	1,002,438	587,165

In the cash flow statement, proceeds from sale of property, plant and equipment and intangible comprise:

	December 31, 2010	December 31, 2009

Net book amount – property, plant and equipment / intangible	13,357	15,951
Profit/(loss) on disposal of property, plant and equipment / intangible	13,671	19,918

Proceeds from disposal of property, plant and equipment / intangible	27,028	35,869

Non-cash transactions

The principal non-cash transactions and acquisitions of flight equipment under finance leases discussed in Note 17.

During the period, the Company and its subsidiaries acquired property, plants and equipment in the amount of R$ 1,356,642 which R$ 1,013,587 through financial leases.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

35           Commitments and contingencies

(a)           Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statement. TLA has obligations arising under 70 aircraft under operating lease (2009 – 66 aircraft and January 1, January 1, 2009 – 65 aircraft). These agreements have an average term of 96 months and are denominated in U.S. dollar with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", was R$ 447,112 for the period ended December 31, 2010 (2009 – R$ 525,200 and January 1, 2009 – R$ 424,637), equivalent to approximately US$ 268,342 thousand (2009 – US$ 263.3 thousand).

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 21,033 for the period ended December 31, 2010 (2009 – R$ 44,540).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	December 31, 2010	December 31, 2009	January 1, 2009
In foreign currency – US$ (*)
Aircraft	2017	1,093,507	1,478,308	2,419,036
Engines	2014	27,190	34,678	60,750

Total		1,120,697	1,512,986	2,479,786

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.

Operating lease obligations fall due as follows:

Year	2010	2009	January 1, 2009

No later than one year	348,454	364,915	540,784
Later than one year and no later than five years	702,206	840,993	1,670,864
Later than five years	70,037	307,078	268,138

	1,120,697	1,512,986	2,479,786

(b)           Commitments for future aircraft leases

(i)      Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), with the option for an additional 20, to be delivered in 2012 and 2013.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Additionally, TLA confirmed the exercise of four options for Airbus A330, two delivered in the first half in 2010, and the other two to be delivered in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect to the 20 orders from A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

(ii)           Boeing:

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(c)           Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of December 31, 2010, 192 (2009 – 192 and January 1, 2009 – 160) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 22.

(e)           Contingent assets

(i)            ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At December 31, 2010, the provision maintained by the Company totaled R$ 4,355 (2009 – R$ 4,772 and January 1, 2009 – R$ 6,187), recorded in “Taxes, charges and contributions”. On December 31, 2010, the installments due in more than one year totaled R$ 16 (2009 – R$ 60 and January 1, 2009 – R$ 98), classified within “Other liabilities”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$ 55 million (unaudited). Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

(ii)           Indemnification for losses on regulated fares

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million (unaudited), based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)         Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On December 31, 2010, the amount under discussion totaled approximately R$ 918,492 (2009 - R$ 777,328 and January 1, 2009 – R$ 641,393), (unaudited) not recognized in the financial statement.

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

36          Segment reporting

As from January 1, 2010 and as results of the creation of Multiplus as a separate company the reporting structure of TAM has been revised and as from that date Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The note is not being presented on a comparative basis because at December 31, 2009 the Loyalty Program did not exist.

	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated
Total assets at December, 2010	17,821,680	1,437,896	19,259,576	(4,824,972)	14,459,063

	December 31, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated

Revenue
Passenger	9,535,936	504,916	10,040,852	(885,499)	9,155,353
Cargo	1,112,683		1,112,683		1,112,683
Other	1,254,918	12,959	1,267,877	262,870	1,530,747
Revenue, gross	11,903,537	517,875	12,421,412	(622,629)	11,798,783

Sale taxes and other deductions	(372,060)	(48,032)	(420,092)		(420,092)

Revenue, net	11,531,477	469,843	12,001,320	(622,629)	11,378,691

Operating income
Cost of services rendered	(6,956,348)	(274,258)	(7,230,606)	(345,674)	(7,576,280)
Depreciation and amortization	(599,184)		(599,184)		(599,184)
Selling	(2,015,072)	(422)	(2,015,494)	261,799	(1,753,695)
General and administrative	(438,314)	(64,891)	(503,205)	30,686	(472,519)
Movements in fair value of fuel derivatives	36,585		36,585		36,585

Operating profit	1,559,144	130,272	1,689,416	(675,818)	1,013,598

Financial income	1,739,115	35,374	1,774,489		1,774,489
Financial expenses	(1,669,988)	(2,115)	(1,672,103)		(1,672,103)

Profit (loss) before income tax and social contribution	1,628,271	163,531	1,791,802	(675,818)	1,115,984

Income tax and social contribution	(401,909)	(45,145)	(447,054)		(447,054)

Profit/(loss) for the year (all continuing operations)	1,226,362	118,386	1,344,748	(675,818)	668,930

37           Events occurring after the reporting period

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

(a)           LATAM

On January 18, 2011, the Company published a significant event, informing that TAM S.A. and LAN Airlines S.A. signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be formed by the association of the two companies for formation of the Group LATAM Airlines S.A., as well as the form of corporate management that will coordinate this new structure. The operation agreed between the parties depends on the approval of proper authorities from Brazil and Chile.

(b)           Maintenance agreements (Power-by-the-hour)

On October 21, 2010, the Company entered into an agreement with IAE International Aero Engines AG for inclusion of 34 V2500 engines in the engine maintenance agreement named Power-by-the-hour effective as from January  2011.

 38          First-time adoption of CPCs – parent company

In preparing its individual financial statements, the Company adopted all pronouncements and related technical interpretations and guidance issued by CPC and approved by CVM, which together with the accounting practices included in the Corporate Law are named as accounting practices adopted in Brazil (BR GAAP).

The individual financial statements of the Parent Company for the year ended December 31, 2010 are the first annual individual statements in conformity with CPCs. The Company adopted CPCs 37 and 43 in the preparation of these individual financial statements.

The transition date is January 1, 2009. Management prepared the opening balance sheets in accordance with CPCs effective at that date.

The exemptions and exceptions applied in these financial statements were the same as those applied in the preparation of the consolidated financial statements under IFRSs, for the year ended December 31, 2008.

38.1        Reconciliation between former BRGAAP and CPC

                Below are explanations for significant adjustments in the balance sheet and in the statement of income.

              (a)             Presentation of the financial statements for the years ended January 1, 2009 and December 31, 2009

The Company reclassified a portion of the deferred income tax and social contribution balance originally recorded as current assets, of R$ 3,614, to long-term assets, in compliance with Technical Pronouncement CPC 32 / IAS 12 – Income Taxes.

(b)           Loyalty Program – IFRIC 13

          For BR GAAP purposes, the subsidiary TAM Linha Aéreas S.A. recognized revenue from the Loyalty Program (“Program”) based on the concept of incremental cost. With the adoption of Technical Pronouncement CPC 30 – Revenue, TLA starting measuring the liability of the Program based on the concept of Deferred Revenue. Under such concept, points granted under the Program are recognized as a separate and identifiable component of revenue, based on their estimated fair value. This revenue is deferred in the subsidiary at the date when the ticket is sold, and recognized in profit or loss for the year, less points that it considers that will not be redeemed, when points are

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

redeemed and passengers transported. Considering this change in accounting practice, the Company adjusted the amount of R$ 354,924, net of income tax and social contribution at December 31, 2009 (R$ 273,433 at January 1, 2009) through equity share in the results of investees in the investment group, to retained earnings.

(c)           TAM Mercosur

For BR GAAP purposes, a negative goodwill was generated, related to the difference between the carrying amount and the amount paid on the acquisition of TAM Mercosur. CPC 15 / IFRS 3 (R) – Business Combination does not permit negative goodwill based on expected future loss (negative difference between the cost of the equity interest acquired and the acquirer’s share in the fair value of the acquiree’s net assets) on a prospective basis. Thus, the amount of R$ 11,099 at December 31, 2009 (R$ 11,099 at January 1, 2009) was eliminated against retained earnings.

38.1.1       Reconciliation of balance sheet and equity by parenty company at January 1, 2009

Assets	Under former BR GAAP	Deferred IR/CS (a)	IFRIC 13 – Loyalty Program (b)	Negative Goodwill Mercosur (c)	Others	Under CPC

Current assets

Cash and cash equivalents	46,222					46,222
Financial assets at fair value through profit or loss	361,914					361,914
Interest on own capital receivable	47,057					47,057
Taxes recoverable	26,650					26,650
Deferred income tax and social contribution	15,769	(15,769)
Prepaid expenses	809					809
	498,421	(15,769)				482,652

Non-current assets

Deferred income tax and social contribution		15,769				15,769
Other non-current assets	877					877
Investments	573,758		(273,433)	11,099	14,270	325,694
	574,645	15,769	(273,433)	11,099	14,270	342,340

Total assets	1,073,056		(273,433)	11,099	14,270	824,992

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Liabilities	Under former BR GAAP	Deferred IR/CS (a)	IFRIC 13 – Loyalty Program (b)	Negative Goodwill Mercosur (c)	Others	Under CPC

Current liabilities

Financial liabilities	28,542					28,542
Salaries and social charges	107					107
Taxes, charges and contributions	5,906					5,906
Interest on own capital and dividends proposed	599					599
Other current liabilities	36					36
	35,190					35,190

Non-current liabilities

Financial liabilities	500,000					500,000
Related parties	536					536
	500,536					500,536

Total liabilities	535,726					535,726

Equity
Capital and reserves attributable to equity holders of TAM S.A.
Share capital	675,497					675,497
Revaluation reserve	132,371					132,371
Other reserves	88,783					88,783
Carrying value adjustment	3,309					3,309
Retained earnings (accumulated deficit)	(362,630)		(273,433)	11,099	14,270	(610,694)

Total equity	537,330		(273,433)	11,099	14,270	289,266

Total liabilities and equity	1,073,056		(273,433)	11,099	14,270	824,992

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

38.1.2     Reconciliation of balance sheet and equity by parenty company at December 31, 2009

Assets	Under former BR GAAP	Deferred IR/CS (a)	IFRIC 13 – Loyalty Program (b)	Negative Goodwill Mercosur (c)	Under CPC

Current assets

Cash and cash equivalents	131,952				131,952
Financial assets at fair value through profit or loss	288,989				288,989
Interest on own capital receivable	223,001				223,001
Taxes recoverable	35,852				35,852
Deferred income tax and social contribution	3,614	(3,614)
Prepaid expenses	403				403
	683,811	(3,614)			680,197

Non-current assets

Deferred income tax and social contribution	11,550	3,614			15,164
Related parties	18,714				18,714
Other non-current assets	41				41
Investments	1,681,322		(354,924)	11,099	1,337,497

	1,711,627	3,614	(354,924)	11,099	1,371,416

Total assets	2,395,438		(354,924)	11,099	2,051,613

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Liabilities	Under former BR GAAP	Deferred IR/CS (a)	IFRIC 13 – Loyalty Program (b)	Negative Goodwill Mercosur (c)	Under CPC

Current liabilities

Financial liabilities	184,502				184,502
Salaries and social charges	40				40
Taxes, charges and contributions	9,654				9,654
Interest on own capital and dividends proposed	233,985				233,985
	428,181				428,181

Non-current liabilities

Financial liabilities	332,804				332,804

	332,804				332,804

Total liabilities	760,985				760,985

Equity
Capital and reserves attributable to equity holders of TAM S.A.
Share capital	675,497				675,497
Revaluation reserve	130,540				130,540
Other reserves	99,244				99,244
Carrying value adjustment	(16,794)				(16,794)
Retained earnings (accumulated deficit)	745,966		(354,924)	11,099	402,141

Total equity	1,634,453		(354,924)	11,099	1,290,628

Total liabilities and equity	2,395,438		(354,924)	11,099	2,051,613

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

38.1.3     Reconciliation of net profit of income statement by parent company at December 31, 2009

	Under former BR GAAP	IFRIC 13 – Loyalty Program (b)	Under CPC

Revenue
Operating expenses	(4,020)		(4,020)
Equity share in the results of investees	1,366,895	(95,761)	1,271,134

Operating profit	1,362,875	(95,761)	1,267,114

Financial income	33,755		33,755
Finance costs	(53,704)		(53,704)

Income before income tax and social contribution	1,342,926	(95,761)	1,247,165

Income tax and social contribution	(387)		(387)

Profit for the year (all continuing operations)	1,342,539	(95,761)	1,246,778

TAM S.A.

Notes to the financial statements for the year ended December 31, 2010

(Amounts expressed in thousands of – R$, unless otherwise indicated)

Annual Social Report / 2010 (unaudited)
Company:
1 – Basis of calculation	2010			2009
Net revenue (NR)	11,378,691			9,765,506
Operating result (OR)	1,013,598			621,531
Net payroll (NPRL)	2,328,428			1,985,171
2 – Internal Social Indicators	R$	% over NPRL	% over NR	R$	% over NPRL	% over NR
Meals	182,374	7.83%	1.60%	166,466	8.39%	1.70%
Social charges	469,258	20.15%	4.12%	422,761	21.30%	4.33%
Private pension plan	27,090	1.16%	0.24%	23,611	1.19%	0.24%
Health	33,754	1.45%	0.30%	19,837	1.00%	0.20%
Safety and medicine at work	2,716	0.12%	0.02%	1,856	0.09%	0.02%
Education	3,080	0.13%	0.03%	5,427	0.27%	0.06%
Culture	553	0.02%	0.00%	2,363	0.12%	0.02%
Training and professional development	7,963	0.34%	0.07%	17,402	0.88%	0.18%
Childrens’ day care facilities	1,269	0.05%	0.01%	633	0.03%	0.01%
Profit shares	100,168	4.30%	0.88%	30,381	1.53%	0.31%
Others	53,312	2.29%	0.47%	31,583	1.59%	0.32%
Total – Internal social indicators	881,537	37.86%	7.75%	722,320	36.39%	7.40%
3 - External Social Indicators
Education	1,431	0.14%	0.01%	2,022	0.33%	0.02%
Culture	28,858	2.85%	0.25%	21,756	3.50%	0.22%
Heath and sanitation	1,390	0.14%	0.01%	2,166	0.35%	0.02%
Sport	2,883	0.28%	0.03%	1,053	0.17%	0.01%
Food safety	2,269	0.22%	0.00%	21	0.00%	0.00%
Others	3,932	0.38%	0.03%	1,684	0.27%	0.02%
Total of contributions for the society	40,762	4.02%	0.34%	28,702	4.62%	0.29%
Taxes (excludin social charges)	1,095	0.10%	9.62%	1,589,044	255.67%	16.27%
Total - External social indicators	41,857	4.13%	9.96%	1,617,746	260.28%	16.57%
4 – Environmental indicators
Investiments related to the company’s prodution/operations	5,627	0.56%	0.05%	4,484	0.72%	0.05%
Investiments in external programs and/or projects	281	0.02%	0.00%	264	0.04%	0.00%
Total - Environmental indicators	5,896	0.58%	0.05%	4,748	0.76%	0.05%
Recording the definition of “annual goals” to minimize residues, the consumption in general in the reduction/operation and to increase the effectivesness in the use of natural resources, the company	( ) does not have goals ( ) reaches from 51 a 75% ( x ) reaches from 0 a 50% ( ) reaches from 76 a 100%			( ) does not have goals ( ) ) reaches from 51 a 75% ( x ) ) reaches from 0 a 50% ( ) ) reaches from 76 a 100%
5 – Indicators of the functional area		2010			2009
Nº of employees at the end of the period	28.193			24.282
Nº of admissions during the period	6.640			2.772
Nº of outsourced employees	393			541
Nº internships	64			82
Nº of employees over 45 years	2.554			2.555
Nº of women working at the company	10.927			9.193
% of women on leadership duties	33,58%			34,00%
Nº of african Brazilian working at the company	5.872			5.044
% of african Brazilian on leadership duties	16,00%			10,00%
Nº of employees with deficiency or special needs	582			526
6 – Relevant information regarding management citizenship	2010 Valor (Mil reais)			Metas 2011
Relationship between higher and smaller salaries	0			0
Nº of total work accidents	1143			1143
Social environmental projects developed by the Company were defined by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees
Standards of safety and salubrity at the Company were defined by:	( ) directors and managers	( ) all employees	( x ) all CIPA members	( ) directors and managers	( ) all employees	( x ) all CIPA members
Regarding the union freedom, the right of collective negotiation and to the internal representation of employees, the Company:	( ) is not envolved	( ) follows the rules of OIT	( x ) incentivará e seguirá a OIT	( ) is not envolved	( ) follows the rules of OIT	( x ) incentivará e seguirá a OIT
Private pension includes:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
Profiting sharing includes:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When the Company selects suppliers, the same ethical, social responsibility and environmental standards:	( ) are not considered	( x ) are recommended	( ) are demanded	( ) are not considered	( x ) are recommended	( ) are demanded
Regarding the participation of employees on volunteer programs, the company:	( ) is not envolved	( ) supports	( x ) organizes and incentives	( ) is not envolved	( ) supports	( x ) organizes and incentives
Nº of total complaints and consumer’s critics:	at the Company 105315	at Procon 3156	at Justiça 10622	at the Company 105315	at Procon 3156	at Justiça 10622
% of complaints/consumer critics assisted or solved:	at the Company 100%	at Procon 62%	at Justiça 58%	at the Company 100%	at Procon 62%	at Justiça 58%
Total added value to be distributed:	In 2010: 6,258,916			In 2009: 7,173,620
Distribution of added value (DAV):	28.2% government 29.4% collaborators(as) 1.5% shareholders 32.2% Third parties 8.7% retained			28.4% government 23.4% collaborators(as) 3.3% shareholders 30.4% Third parties 14.5% retained
7 – Others informations

TAM S.A. CNPJ: 01.832.635/0001-18Business sector: transportation and logistics services. UF. SP. Details, projects and comments are mentioned at the company’s Management Disclosure and Analysis, which are part of the financial statements. Responsables for informations: Claudio Costa and Rita Moreno Phone 55 -11 – 5582-7210 responsabilidade.social@tam.com.br  . This Company does not utilize child nor slave, labor, has no involvement with prostitution or the sexual exploitation of children or adolescents, nor is it involved with corruption.

* * *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.